Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286625

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 5 DATED NOVEMBER 17, 2025

TO THE PROSPECTUS DATED JUNE 26, 2025

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated June 26, 2025 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of December 1, 2025;
•
to disclose the calculation of our October 31, 2025 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering (the "Offering"); and
•
to include our Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

December 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2025 (and repurchases, if applicable, as of November 30, 2025) is as follows:

Transaction Price (per share)
Class S	$21.1635
Class D	$21.2672
Class I	$21.0652
Class F-I	$20.9871
Class A-I	$21.5174
Class A-III	$21.4630

The transaction price for each of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares and Class A-III shares is equal to such class's NAV per share as of October 31, 2025. A detailed presentation of the NAV per share/unit is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

October 31, 2025 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2025 ($ and shares/units in thousands):

Components of NAV	October 31, 2025
Investments in real estate	$562,640
Investments in real estate debt	1,228,457
Cash and cash equivalents	71,022
Restricted cash	2,088
Other assets	8,363
Mortgage notes at fair value, net of deferred financing costs	(92,966)
Secured debt arrangements, net	(270,098)
Other liabilities	(29,145)
Accrued performance participation allocation	(328)
Management fee payable	(1,121)
Net asset value	$1,478,912
Number of outstanding shares/units	68,888

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$236	$104	$26,668	$32,267	$449,595	$824,599	$19,868	$121,084	$4,491	$1,478,912
Number of outstanding shares/units	11	5	1,266	1,537	20,894	38,420	920	5,627	208	68,888
NAV per share/unit as of October 31, 2025	$21.1635	$21.2672	$21.0652	$20.9871	$21.5174	$21.4630	$21.6026	$21.5174	$21.6026	$21.4682

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of October 31, 2025, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail property, provided that each has been subject to an independent valuation by the independent valuation advisor, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.6%	6.4%
Multifamily	7.1%	5.3%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount rate	0.25% Decrease	+2.15%	+1.96%
(weighted average)	0.25% Increase	(2.09)%	(1.92)%
Exit Capitalization Rate	0.25% Decrease	+2.11%	+3.13%
(weighted average)	0.25% Increase	(1.95)%	(2.85)%

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares/units in thousands):

Components of NAV	September 30, 2025
Investments in real estate	$561,440
Investments in real estate debt	1,188,749
Cash and cash equivalents	51,069
Restricted cash	2,628
Other assets	33,040
Mortgage notes at fair value, net of deferred financing costs	(92,939)
Secured debt arrangements, net	(270,980)
Other liabilities	(27,217)
Accrued performance participation allocation	(297)
Management fee payable	(1,096)
Net asset value	$1,444,397
Number of outstanding shares/units	67,334

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$226	$104	$26,456	$32,236	$439,394	$802,395	$18,765	$120,458	$4,363	$1,444,397
Number of outstanding shares/units	11	5	1,256	1,536	20,437	37,415	869	5,603	202	67,334
NAV per share/unit as of September 30, 2025	$21.1594	$21.2638	$21.0632	$20.9824	$21.4999	$21.4460	$21.5844	$21.4999	$21.5844	$21.4513

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees and our directors in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 8,973,589 shares of our common stock (consisting of approximately 6,917,153 Class A-III shares, 1,859,951 Class A-I shares, 191,091 Class I shares, and 5,394 Class S shares) in our primary offering for total proceeds of approximately $192.0 million and (ii) 187,260 shares of our common stock (consisting of approximately 34,365 Class A-III shares, 142,295 Class A-I shares, 4,604 Class F-I shares, 5,887 Class I shares, 78 Class D shares and 31 Class S shares) pursuant to our distribution reinvestment plan for a total value of approximately $4.0 million. No other classes of shares were issued or sold in the Offering as of the date hereof. As of October 31, 2025, our aggregate NAV was approximately $1.5 billion. We intend to continue selling shares in the Offering on a monthly basis.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2025

On November 6, 2025, we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 with the Securities and Exchange Commission. The report (without exhibits) is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number: 000-56656

Apollo Realty Income Solutions, Inc.

(Exact name of Registrant as specified in its Charter)

Maryland	87-2557571
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9 West 57th Street, 42nd Floor, New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 515-3200

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 6, 2025, the Registrant had 64,817,484 outstanding shares of common stock, consisting of 39,870,478 Class A-III shares, 21,147,715 Class A-I shares, 1,537,484 Class F-I shares, 1,326,037 Class I shares, 4,909 Class D shares, 11,174 Class S shares and 919,687 Class E shares.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Apollo Realty Income Solutions, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands - except share data)

	September 30, 2025	December 31, 2024
Assets
Investments in real estate, net	$487,927	$245,667
Investments in real estate debt, at fair value	1,188,749	887,186
Cash and cash equivalents	51,069	82,312
Restricted cash	2,628	93
Other assets	93,107	42,346
Total assets(1)	$1,823,480	$1,257,604
Liabilities and Equity
Secured debt arrangements, net	$270,980	$138,920
Mortgage notes, net	92,939	35,675
Other liabilities	49,801	21,318
Due to affiliates	14,361	16,531
Total liabilities(1)	428,081	212,444
Commitments and contingencies (See Note 16)
Redeemable non-controlling interest	4,363	2,817
Equity
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized at September 30, 2025 and December 31, 2024, and none issued and outstanding	—	—
Common stock, $0.01 par value per share (See Note 14 - Equity)	615	453
Additional paid-in capital	1,269,809	924,645
Retained earnings (accumulated deficit)	7,756	8,955
Total stockholders' equity	1,278,180	934,053
Non-controlling interest attributable to the Operating Partnership	112,731	108,165
Non-controlling interest attributable to preferred stockholders	125	125
Total equity	1,391,036	1,042,343
Total liabilities and equity	$1,823,480	$1,257,604

_________________

(1)
Represents the consolidated assets and liabilities of ARIS Operating Partnership L.P., a Delaware limited partnership (the "Operating Partnership"). The Operating Partnership is a consolidated variable interest entity ("VIE"), of which Apollo Realty Income Solutions, Inc. (the "Company") is the sole general partner and owns approximately 91% and 89% as of September 30, 2025 and December 31, 2024, respectively. See "Note 2 - Summary of Significant Accounting Policies" for additional information.

See accompanying notes to unaudited condensed consolidated financial statements.

Apollo Realty Income Solutions, Inc.

Condensed Consolidated Statement of Operations (Unaudited)

(in thousands - except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues
Rental revenue	$10,258	$6,302	$24,774	$15,020
Total revenues	10,258	6,302	24,774	15,020
Expenses
Rental property operating	$2,498	$1,474	$5,645	$2,871
General and administrative	1,730	1,424	5,258	4,703
Management fee	3,185	2,121	8,778	5,437
Performance participation allocation	108	75	297	347
Depreciation and amortization	4,859	2,793	11,136	6,375
Total expenses	$12,380	$7,887	$31,114	$19,733
Other income
Income from investments in real estate debt	24,820	17,366	67,403	41,931
Other income	763	1,549	2,896	4,022
Interest expense	(5,723)	(4,091)	(13,485)	(6,745)
Total other income	19,860	14,824	56,814	39,208
Net income (loss)	$17,738	$13,239	$50,474	$34,495
Net income (loss) attributable to non-controlling interests in the Operating Partnership	$1,561	$1,709	$4,764	$5,127
Net income (loss) attributable to preferred stockholders	—	—	8	7
Net income (loss) attributable to the Company's stockholders	$16,177	$11,530	$45,702	$29,361
Net income (loss) per share of common stock, basic and diluted	$0.27	$0.32	$0.84	$0.96
Weighted-average shares of common stock outstanding, basic and diluted	59,523,522	36,554,429	54,333,427	30,673,272

See accompanying notes to unaudited condensed consolidated financial statements.

Apollo Realty Income Solutions, Inc.

Condensed Consolidated Statement of Changes in Equity (Unaudited)

(in thousands)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Non-Controlling Interest	Total Equity	Redeemable non-controlling interest

Balance at June 30, 2025	56,086	$561	$1,154,156	$8,717	$1,163,434	$111,365	$1,274,799	$3,978
Common stock issued	5,698	57	121,706	—	121,763	—	121,763	300
Amortization of restricted stock grants	—	—	25	—	25	—	25	—
Offering costs	—	—	(612)	—	(612)	—	(612)	—
Distribution reinvestments	148	1	3,162	—	3,163	1,571	4,734	64
Net income	—	—	—	16,177	16,177	1,498	17,675	63
Repurchase of common stock	(403)	(4)	(8,604)	—	(8,608)	—	(8,608)	—
Distributions to non-controlling interests in the Operating Partnership	—	—	—	—	—	(1,578)	(1,578)	(66)
Distributions declared on common stock	—	—	—	(17,138)	(17,138)	—	(17,138)	—
Allocation to redeemable non-controlling interest	—	—	(24)	—	(24)	—	(24)	24
Balance at September 30, 2025	61,529	$615	$1,269,809	$7,756	$1,278,180	$112,856	$1,391,036	$4,363

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Non-Controlling Interest	Total Equity	Redeemable non-controlling interest
Balance at June 30, 2024	32,046	$322	$648,320	$5,985	$654,627	$104,909	$759,536	$2,133
Common stock issued	6,508	65	136,350	-	136,415	-	136,415	280
Amortization of restricted stock grants	-	-	25	-	25	-	25	-
Offering costs	-	-	(250)	-	(250)	-	(250)	-
Distribution reinvestments	85	1	1,792	-	1,793	1,463	3,256	35
Net income	-	-	-	11,530	11,530	1,668	13,198	41
Repurchase of common stock	(76)	(1)	(1,590)	-	(1,591)	-	(1,591)	-
Distributions to non-controlling interests in the Operating Partnership	-	-	-	-	-	(1,497)	(1,497)	(38)
Distributions declared on common stock	-	-	-	(10,442)	(10,442)	-	(10,442)	-
Allocation to redeemable non-controlling interest	-	-	(22)	-	(22)	-	(22)	22
Balance at September 30, 2024	38,563	$387	$784,625	$7,073	$792,085	$106,543	$898,628	$2,473

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Non-Controlling Interest	Total Equity	Redeemable non-controlling interest
Balance at December 31, 2024	45,212	$453	$924,645	$8,955	$934,053	$108,290	$1,042,343	$2,817
Common stock issued	16,784	168	356,982	—	357,150	—	357,150	1,327
Amortization of restricted stock grants	—	—	75	—	75	—	75	—
Offering costs	—	—	(1,896)	—	(1,896)	—	(1,896)	—
Distribution reinvestments	396	3	8,437	—	8,440	4,652	13,092	173
Net income	—	—	—	45,702	45,702	4,594	50,296	178
Repurchase of common stock	(863)	(9)	(18,385)	—	(18,394)	—	(18,394)	—
Distributions to non-controlling interests in the Operating Partnership	—	—	—	—	—	(4,672)	(4,672)	(181)
Distributions to non-controlling preferred stockholders	—	—	—	—	—	(8)	(8)	—
Distributions declared on common stock	—	—	—	(46,901)	(46,901)	—	(46,901)	—
Allocation to redeemable non-controlling interest	—	—	(49)	—	(49)	—	(49)	49
Balance at September 30, 2025	61,529	$615	$1,269,809	$7,756	$1,278,180	$112,856	$1,391,036	$4,363

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Non-Controlling Interest	Total Equity	Redeemable non-controlling interest
Balance at December 31, 2023	21,943	$220	$438,432	$2,681	$441,333	$101,543	$542,876	$967
Common stock issued	16,717	167	348,184	-	348,351	-	348,351	1,385
Preferred equity issued	-	-	-	-	-	125	125	-
Amortization of restricted stock grants	-	-	75	-	75	-	75	-
Offering costs	-	-	(1,003)	-	(1,003)	-	(1,003)	-
Distribution reinvestments	197	2	4,145	-	4,147	4,037	8,184	84
Net income	-	-	-	29,361	29,361	5,025	34,386	109
Share class transfer	(45)	-	-	-	-	-	-	-
Repurchase of common stock	(249)	(2)	(5,186)	-	(5,188)	-	(5,188)	-
Distributions to non-controlling interests in the Operating Partnership	-	-	-	-	-	(4,180)	(4,180)	(94)
Distributions to non-controlling preferred stockholders	-	-	-	-	-	(7)	(7)	-
Distributions declared on common stock	-	-	-	(24,969)	(24,969)	-	(24,969)	-
Allocation to redeemable non-controlling interest	-	-	(22)	-	(22)	-	(22)	22
Balance at September 30, 2024	38,563	$387	$784,625	$7,073	$792,085	$106,543	$898,628	$2,473

See accompanying notes to unaudited condensed consolidated financial statements.

Apollo Realty Income Solutions, Inc.

Condensed Consolidated Statement of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Cash flows from operating activities
Net income	$50,474	$34,495
Adjustments to reconcile net income to net cash provided by operating activities:
Management fee	8,778	5,437
Performance participation allocation	297	347
Depreciation and amortization	11,136	6,375
Straight line rent amortization	(2,422)	(1,570)
Above- and below- market lease amortization, net	(568)	(514)
Amortization of discount/premium and payment-in-kind interest	(230)	(156)
Amortization of deferred financing costs	1,135	707
Amortization of restricted stock awards	75	75
Unrealized (gain)/loss on fair value of investments in real estate debt	38	(152)
Realized gain on repayments of real-estate related securities	(124)	(71)
Changes in assets and liabilities:
Other assets	(1,621)	(2,037)
Due to affiliates	(2,299)	444
Other liabilities	3,504	2,887
Net cash provided by operating activities	68,173	46,267
Cash flows from investing activities:
Acquisitions of real estate	(261,153)	(107,241)
Capital improvements to real estate	(140)	(64)
Origination and acquisition of commercial mortgage and mezzanine loans	(230,061)	(210,356)
Purchase of real estate-related securities	(33,268)	(8,978)
Add-on fundings of commercial mortgage loans	(237,423)	(184,821)
Repayments of commercial mortgage loans	163,795	—
Repayments from real estate-related securities	20,686	3,950
Net cash used in investing activities	(577,564)	(507,510)
Cash flows from financing activities:
Borrowings from mortgage notes	58,300	—
Borrowings from secured debt arrangements	164,734	188,775
Repayments of secured debt arrangements	(33,300)	—
Payment of deferred financing costs	(2,059)	(177)
Proceeds from issuance of common stock	349,525	344,009
Proceeds from issuance of preferred equity	—	125
Distributions paid	(36,884)	(18,690)
Distributions to non-controlling preferred stockholders	(8)	(7)
Repurchase of common stock	(17,598)	(4,871)
Offering costs paid	(2,027)	(845)
Net cash provided by financing activities	480,683	508,319
Net change in cash, cash equivalents and restricted cash	(28,708)	47,076
Cash, cash equivalents and restricted cash, beginning of period	82,405	95,205
Cash, cash equivalents and restricted cash, end of period	$53,697	$142,281

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$51,069	$142,197
Restricted cash	2,628	84
Total cash, cash equivalents and restricted cash	$53,697	$142,281
Supplemental disclosure of cash flow information:
Cash paid for interest	$11,594	$5,257
Non-cash investing and financing activities:
Change in loan proceeds held by servicer for repayment of commercial mortgage loan	$25,000	$—
Investments purchased but not settled	$9,975	$—
Accrued offering costs	$96	$151
Accrued stockholder servicing fees due to affiliate	$22	$7
Distribution reinvestments	$13,265	$8,268
Distributions accrued and not paid	$6,464	$4,185
Accrued repurchases of common stock	$2,994	$317
Issuance of Class E shares for payment of management fee	$7,625	$4,342
Redeemable non-controlling interest issuance as Class E units of the Operating Partnership for payment of management fee	$885	$823
Redeemable non-controlling interest issuance as Class E units of the Operating Partnership for payment of performance participation allocation	$443	$562
Allocation to redeemable non-controlling interests	$49	$22

See accompanying notes to unaudited condensed consolidated financial statements.

Apollo Realty Income Solutions, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1 - Organization and Business Purpose

Apollo Realty Income Solutions, Inc. (the "Company") was formed on September 8, 2021 as a Maryland corporation. The Company is the sole general partner of ARIS Operating Partnership L.P., a Delaware limited partnership (the "Operating Partnership"). ARIS Special Limited Partner, LLC (the "Special Limited Partner"), a subsidiary of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo"), owns a special limited partner interest in the Operating Partnership. The Company was organized to invest primarily in a portfolio of diversified income-oriented commercial real estate in the United States. Substantially all of the Company's business is conducted through the Operating Partnership. The Company commenced its operations on December 22, 2022 and the Company and the Operating Partnership are both externally managed by ARIS Management, LLC (the "Adviser"), an indirect subsidiary of Apollo.

The Company has registered with the Securities and Exchange Commission (the "SEC") an offering of up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in its primary offering and up to $1.0 billion in shares pursuant to its distribution reinvestment plan, which the Company began using to offer shares of its common stock in June 2025 (the "Follow-On Offering"). In the Follow-On Offering, the Company intends to sell any combination of six classes of shares of its common stock, Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, and Class A-III shares with a dollar value up to the maximum offering amount. The share classes have different upfront selling commissions, ongoing stockholder servicing fees, management fees, and performance participation allocations. The purchase price per share for each class of common stock will vary and will generally equal the Company's prior month's net asset value ("NAV") per share, as calculated monthly, plus applicable upfront selling commissions and dealer manager fees. The Company also may issue Class E shares to certain of Apollo's affiliates and employees and the Company's directors in one or more private placements; however, Class E shares are not being offered to the public pursuant to the Follow-On Offering.

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with the taxable year ended December 31, 2023. To maintain its tax qualification as a REIT, the Company is required to distribute at least 90% of its taxable income, excluding net capital gains, to stockholders and meet certain other asset, income, and ownership tests.

As of September 30, 2025, the Company owned nine properties, had twenty-seven investments in commercial real estate debt, and held thirty-one real estate-related securities. The Company currently operates in two reportable segments: Real Estate and Real Estate Debt. See "Note 17 - Segment Reporting" for additional information.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and the Operating Partnership. All intercompany balances and transactions are eliminated in consolidation.

These unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's financial position, results of operations and cash flows have been included. The Company's results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the full year or any other future period.

Principles of Consolidation

The Company consolidates all entities that it controls through either majority ownership or voting rights. In addition, the Company consolidates all variable interest entities ("VIEs") of which it is considered the primary beneficiary. VIEs are defined as entities in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as the primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly affect the VIE's economic performance, and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

The Operating Partnership is considered to be a VIE. The Company consolidates this entity as it has the ability to direct the most significant activities of the entities such as purchases, dispositions, financings, budgets, and overall operating plans.

The accompanying condensed consolidated financial statements include the accounts of the Company and the Company's subsidiary partnerships. Third party unitholders of Operating Partnership's share of the assets, liabilities and operations of the Operating Partnership is included in non-controlling interest as equity of the Company. The noncontrolling interest is generally computed based on third party unit-holders ownership percentage.

Non-controlling interests in the Operating Partnership represent limited partnership units of the Operating Partnership ("Operating Partnership units") that are held by third parties, including the Adviser, and Operating Partnership units issued to the Adviser under an advisory agreement by and among the Company, the Operating Partnership and the Adviser (as amended, restated or otherwise modified from time to time, the "Advisory Agreement"). Operating Partnership units may be redeemed for cash, or at the Company's option, for shares of common stock of the Company on a one-for-one basis, unless those units are held by the Adviser or Special Limited Partner, in which case such Operating Partnership units shall be redeemed for shares of common stock of the Company or cash, at the holder's election. Since the number of shares of common stock outstanding is equal to the number of Operating Partnership units owned by the Company, the redemption value of each common unit of the Operating Partnership is equal to the market value of each share of common stock and distributions paid to each unitholder is equivalent to dividends paid to common stockholders, per respective share class.

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure. As of September 30, 2025 and December 31, 2024, the Company held $51.1 million and $82.3 million of cash and cash equivalents, respectively.

Restricted Cash

Restricted cash represents cash held in a deposit account controlled by a third party, tenant security deposits and reserves held in escrow related to real estate taxes and repairs and maintenance in connection with mortgages on certain of the Company's properties. As of September 30, 2025 and December 31, 2024, the Company held $2.6 million and $0.1 million in restricted cash, respectively.

Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company uses a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment, and the state of the marketplace, including the existence and transparency of transactions between market participants. Investments with readily available actively quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

As of September 30, 2025, the Company's investments in real estate debt consisted of commercial mortgage and mezzanine loans secured by real estate assets and real estate-related securities. The Company has elected the fair value option ("FVO") for investments in commercial mortgage and mezzanine loans secured by real estate assets as the Company believes fair value provides a more accurate depiction of the value of these assets. Real-estate related securities meet the criteria to be classified as trading securities under ASC 320, "Investments". The Company generally determines the fair value of its investments in real estate debt by utilizing third-party pricing service providers whenever available.

The Company's investments in commercial mortgage and mezzanine loans are unlikely to have readily available market quotations. In such cases, the Company will generally determine the initial value based on the acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company will determine fair value by utilizing or reviewing certain of the following (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance. The inputs used in determining the fair value of the Company's investments in commercial mortgage and mezzanine loans are considered Level 3.

The fair value of real estate-related securities may be determined by using third-party pricing service providers or broker-dealer quotes, reported trades or valuation estimates from their internal pricing models to determine the reported price. The inputs used in determining the fair value of the Company's investments in real estate-related securities are considered Level 2.

The following table details the Company's assets measured at fair value on a recurring basis ($ in thousands):

	September 30, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Investments in real estate debt	$—	$95,766	$1,092,983	$1,188,749	$—	$73,120	$814,066	$887,186
Total	$—	$95,766	$1,092,983	$1,188,749	$—	$73,120	$814,066	$887,186

The following table details the Company's assets measured at fair value on a recurring basis using Level 3 inputs ($ in thousands):

Investments in Real Estate Debt
Balance as of December 31, 2024	$814,066
Originations, acquisitions, and add on fundings	467,484
Repayments	(188,795)
Amortization of discount/premium and payment-in-kind interest	230
Included in net income:
Unrealized gain/(loss) from investments in real estate debt	(2)
Balance as of September 30, 2025	$1,092,983

The following table contains the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy ($ in thousands):

	September 30, 2025
	Fair Value	Valuation Technique	Unobservable Inputs	Rate Range	Weighted Average	Impact to Valuation from an Increase in Input
Assets:
Investments in real estate debt	$1,092,983	Discounted cash flow	Discount rate	6.44% - 11.00%	7.9%	Decrease

	December 31, 2024
	Fair Value	Valuation Technique	Unobservable Inputs	Rate Range	Weighted Average	Impact to Valuation from an Increase in Input
Assets:
Investments in real estate debt	$814,066	Discounted cash flow	Discount rate	6.50% - 12.13%	8.2%	Decrease

Valuation of liabilities not measured at fair value

As of September 30, 2025 and December 31, 2024, the fair value of the Company's secured debt arrangements and mortgage notes was $365.7 million and $176.0 million, respectively, which approximated carrying value. The fair value of the Company's indebtedness is estimated by modeling the cash flows required by the Company's debt arrangements and mortgages and discounting them back to the present value using an appropriate discount rate. Additionally, the Company considers current market rate and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company's indebtedness are considered Level 3.

Investment Property and Lease Intangibles

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the operations of acquired properties will be included in the Company's results of operations from their respective dates of acquisition. The Company will utilize a report from an independent appraiser to record the purchase of identifiable assets acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations and mortgage loans payable.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals.

The estimated fair value of acquired in-place leases is the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs, and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms. The amortization of in-place lease intangibles is recorded in depreciation and amortization expense on the Company's condensed consolidated statements of operations.

Acquired above- and below-market lease values are recorded based on the present value of the difference between the contractual amounts to be paid pursuant to the in-place leases and the Company's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which include periods covered by bargain renewal options, if applicable. Should a tenant terminate its lease, the unamortized portion of the in-place lease value will be charged to amortization expense and the unamortized portion of out-of-market lease value will be charged to rental revenue.

The Company's investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building	37 - 50 years
Building and land improvements	10 - 15 years
Furniture, fixtures & equipment	10 years
Lease intangibles and leasehold improvements	Lease term

Significant improvements to properties are capitalized, whereas, repairs and maintenance expenses at the Company's properties are expensed as incurred and included in real estate operating expense on the Company's condensed consolidated statements of operations. When an asset is sold, the cost and related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the Company's results of operations for the period.

Real estate assets will be evaluated for impairment on a quarterly basis. The Company will consider the following factors when performing its impairment analysis: (1) management, having the authority to approve the action, commits to a plan to sell the asset; (2) significant negative industry and economic outlook or trends; (3) expected material costs necessary to extend the life or operate the real estate asset; and (4) its ability to hold and dispose of the real estate asset in the ordinary course of business. A real estate asset is considered impaired when the sum of estimated future undiscounted cash flows to be generated by the real estate asset over the estimated remaining holding period is less than the carrying value of such real estate asset. An impairment charge is recorded equal to the excess of the carrying value of the real estate asset over the fair value. When determining the fair value of a real estate asset, the Company makes certain assumptions including, but not limited to, consideration of projected operating cash flows, comparable selling prices and projected cash flows from the eventual disposition of the real estate asset based upon its estimate of a capitalization rate and discount rate. As of September 30, 2025, the Company had not recorded any impairments on its investments in real estate.

Investments in Real Estate Debt

The Company's investments in real estate debt consist of commercial mortgage and mezzanine loans secured by real estate and real estate-related securities. The Company has elected the FVO for its commercial mortgage and mezzanine loans secured by real estate. During the nine months ended September 30, 2025, real-estate related securities met the criteria to be classified as trading securities under ASC 320, "Investments". Trading securities are recognized on a trade date basis and are carried at fair value. The unrealized gain or loss associated with holding real estate debt investments at fair value are recorded as a component of income from investments in real estate debt on the Company's condensed consolidated statement of operations. For the three and nine months ended September 30, 2025, the Company recorded $0.3 million and de minimis unrealized losses on its investments in real estate debt, respectively. For the three and nine months ended September 30, 2024, the Company recorded de minimis and $0.2 million of unrealized gains on its investments in real estate debt, respectively.

Deferred Financing Costs

Costs incurred in connection with financings are capitalized and amortized over the respective financing terms and are reflected on the accompanying condensed consolidated statement of operations as a component of interest expense. For the Company's debt facilities that have outstanding borrowings, the capitalized financing costs, net of amortization, are reflected as a direct deduction of such facilities. For debt facilities that do not have outstanding borrowings or for revolving facilities, the capitalized financing costs, net of amortization, are recorded as a component of other assets on the Company's condensed consolidated balance sheet.

Revenue Recognition

The Company's rental revenue consists of base rent and tenant reimbursement income arising from tenant leases at the Company's properties under operating leases. Base rent is recognized on a straight-line basis over the life of the lease, including any rent step ups or abatements. Revenues from the Company's multifamily properties are recorded when due from tenants and are recognized monthly as they are earned, which generally approximates a straight-line basis. The Company accounts for base rental revenue (lease component) and common area expense reimbursement (non-lease component) as one lease component under Accounting Standards Codification ("ASC") 842, "Leases".

The Company evaluates the collectability of receivables related to rental revenue on an individual lease basis. Management exercises judgment in assessing collectability and considers the length of time a receivable has been outstanding, tenant creditworthiness, payment history, available information about the financial condition of the tenant, and current economic trends, among other factors. Tenant receivables that are deemed uncollectible are recognized as a reduction to rental revenue. However, any future cash receipt on leases that are deemed uncollectible will be recorded as income on a cash basis. As of September 30, 2025, no rental revenue from the Company's leases was deemed uncollectible.

Interest income from the Company's investments in real estate debt is recognized over the life of each investment using the effective interest method and is recorded on an accrual basis. Recognition of premiums and discounts associated with these investments is deferred and recorded over the term of the investment as an adjustment to yield. Upfront costs and fees related to items for which the FVO is elected are recognized in earnings as incurred and are not deferred. Interest income, upfront costs and fees are recorded as components of income from investments in real estate debt on the Company's condensed consolidated statements of operations.

Commercial mortgage and mezzanine loans that are significantly past due may be placed on non-accrual status if the Company determines it is probable that it will not collect all payments which are contractually due. When a loan is placed on non-accrual status, interest is only recorded as interest income when it is received. A loan may be placed back on accrual status if the Company determines it is probable that it will collect all payments which are contractually due. As of September 30, 2025, none of the Company's loans were on non-accrual status.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2023. As long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax to the extent it distributes its taxable income to stockholders. REITs are also subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain federal, state and local taxes on its income and property, including taxes on any undistributed income.

The Company has formed a wholly owned subsidiary to function as a taxable REIT subsidiary ("TRS") and filed a TRS election, together with such subsidiary, with the Internal Revenue Service. In general, a TRS may perform additional services for the Company's tenants and generally may engage in any real estate or non-real estate-related business. The TRS is subject to income taxation at the federal, state and local levels, as applicable, at regular corporate tax rates. The tax returns filed by the Company and its TRS for tax years 2022, 2023 and 2024 remain subject to examination by taxing authorities.

Earnings per Share of Common Stock

Basic earnings per share of common stock is computed by dividing net income or loss for the period by the weighted average number of shares of common stock outstanding during the period.

The restricted stock grants of Class E shares held by the Company's directors are considered to be participating securities because they contain non-forfeitable rights to distributions. The impact of these restricted stock grants on basic and diluted earnings per common share ("EPS") has been calculated using the two-class method whereby earnings are allocated to the restricted stock grants based on dividends declared and the restricted stocks' participation rights in undistributed earnings. As of September 30, 2025 and December 31, 2024, the effects of the two-class method on basic and diluted EPS were not material to the Company's condensed consolidated financial statements.

Organization and Offering Expenses

Organizational expenses are expensed as incurred on the Company's consolidated statement of operations, and offering costs are charged to equity as incurred on Company's consolidated statement of changes in stockholders' equity.

The Adviser and its affiliates advanced $8.0 million of organization and offering expenses on behalf of the Company (including legal, accounting, and other expenses attributable to the Company's organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) through December 22, 2023, and the Company began reimbursing the Adviser for all such advanced expenses ratably over the 60 month period beginning December 22, 2024. Any amount due to the Adviser but not paid is recorded as a component of due to affiliates on the Company's consolidated balance sheet.

Stockholder Servicing Fee

Apollo Global Securities, LLC (the "Dealer Manager"), a registered broker-dealer affiliated with the Adviser, serves as the dealer manager for the Follow-On Offering. The Dealer Manager is entitled to receive selling commissions and dealer manager fees based on the transaction price of each applicable class of shares sold in the primary offering. The Dealer Manager is also entitled to receive a stockholder servicing fee based on the aggregate NAV of the Company's outstanding Class S shares and Class D shares.

The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class as of September 30, 2025:

	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares
Selling commissions and dealer manager fees (% of transaction price)	up to 3.5%	up to 1.5%	—	—	—	—
Stockholder servicing fee (% of NAV)	0.85%	0.25%	—	—	—	—

For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3% and dealer manager fees of up to 0.5% of the transaction price; however, such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class D shares sold in the primary offering, investors will pay upfront selling commissions of up to 1.5% of the transaction price.

The Dealer Manager, as the dealer manager for the Follow-On Offering, is entitled to receive stockholder servicing fees of 0.85% per annum of the aggregate NAV for Class S shares. For Class D shares, a charge of 0.25% per annum of the aggregate NAV will be charged for stockholder servicing fees.

The Dealer Manager has entered into agreements with selected dealers that agree to distribute the Company's shares in the Follow-On Offering, which will provide, among other things, for the reallowance of the full amount of the selling commissions and stockholder servicing fees to such selected dealers. The Company will cease paying the stockholder servicing fee with respect to any Class S share or Class D share held in a stockholder's account at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such share. There is not a stockholder servicing fee, upfront selling commission or dealer manager fee with respect to Class I shares, Class F-I shares, Class A-I shares, and Class A-III shares. The Company accrues the cost of the stockholder servicing fee as an offering cost at the time each Class S share and Class D share is sold during the primary offering. As of September 30, 2025, the Company had accrued $22 thousand of stockholder servicing fees related to Class S and Class D shares sold. Such fees are recorded as a component of due to affiliates on the Company's condensed consolidated balance sheet.

Share Based Payments

The Company accounts for share-based compensation to its independent directors, to the Adviser and to employees of the Adviser and its affiliates using the fair value-based methodology prescribed by GAAP. Compensation cost related to restricted common stock issued is measured at its fair value at the grant date and amortized into expense over the vesting period on a straight-line basis.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU 2024-03 "Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). ASU 2024-03 requires disaggregation of certain expense captions in financial statement disclosures for each interim and annual reporting period. This guidance is effective for annual periods starting after December 15, 2026, and interim periods after December 15, 2027, with early adoption permitted. It is to be adopted on a prospective basis with the option to apply retrospectively. The Company has not early adopted ASU 2024-03 and is currently evaluating its impact. The Company does not expect it to materially affect its consolidated financial statements.

Note 3 - Investments in Real Estate

As of September 30, 2025 and December 31, 2024, the Company's investments in real estate, net, consisted of the following ($ in thousands):

	September 30, 2025	December 31, 2024
Building and building improvements	$442,849	$219,684
Land and land improvements	52,340	29,244
Furniture, fixtures and equipment	3,600	1,094
Tenant improvements	2,513	2,513
Total	501,302	252,535
Accumulated depreciation	(13,375)	(6,868)
Investment in real estate, net	$487,927	$245,667

Acquisitions

During the nine months ended September 30, 2025, the Company acquired $261.2 million of investments in real estate, which were comprised of three industrial properties and one multifamily property.

During the year ended December 31, 2024, the Company acquired $107.2 million of investments in real estate, which were comprised of one industrial property and one multifamily property.

The following table provides further details of the properties acquired during the nine months ended September 30, 2025 and the year ended December 31, 2024 ($ in thousands):

	Property Type	Acquisition Date	Total Purchase Price (1)
2025 Acquisitions:
2865 Charter Street	Industrial	March 2025	$75,230
Parc Westborough	Multifamily	May 2025	96,683
3707 W NC 10 Hwy	Industrial	August 2025	55,261
8681 W Jefferson Street	Industrial	September 2025	33,979
Total 2025 acquisitions			$261,153

2024 Acquisitions:
4553 Cayce Road	Industrial	May 2024	$57,839
The Beckett	Multifamily	May 2024	49,402
Total 2024 acquisitions			$107,241

(1) Purchase price is inclusive of closing costs.

The following table summarizes the purchase price allocation for the properties acquired during the nine months ended September 30, 2025, and for the properties acquired during the year ended December 31, 2024 ($ in thousands):

	September 30, 2025	December 31, 2024
Building and building improvements	$223,163	$86,888
Land and land improvements	23,009	6,404
In-place lease intangibles	25,617	9,950
Furniture, fixtures and equipment	2,454	1,094
Tenant improvements	-	1,892
Above-market lease intangibles	366	1,013
Below-market lease intangibles	(13,456)	-
Total purchase price	$261,153	$107,241

Intangible assets are recorded in other assets on the accompanying condensed consolidated balance sheet. The intangibles of the properties are amortized over the remaining lease terms that they were derived from. As a result, the Company's intangibles have a weighted average amortization period of approximately 12 years. As of September 30, 2025 and December 31, 2024, the Company did not recognize any impairment on its real estate investments.

Note 4 - Investments in Real Estate Debt

The following table details the Company's investments in real estate debt as of September 30, 2025 ($ in thousands):

	September 30, 2025
Type of Investment in Real Estate Debt	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Face Amount	Cost Basis	Fair Value
Commercial mortgage loan	25	7.7%	May 2029 (4)	$980,852	$980,639	$980,483
Mezzanine loan	2	10.6%	April 2028	112,500	112,500	112,500
Real estate-related securities (3)	31	5.9%	July 2038	95,654	95,475	95,766
Total investments in real estate debt:	58	7.8%	January 2030	$1,189,006	$1,188,614	$1,188,749

The following table details the Company's investments in real estate debt as of December 31, 2024 ($ in thousands):

	December 31, 2024
Type of Investment in Real Estate Debt	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Face Amount	Cost Basis	Fair Value
Commercial mortgage loan	21	7.9%	May 2028	$701,742	$701,720	$701,566
Mezzanine loan	2	10.6%	April 2028	112,500	112,500	112,500
Real estate-related securities (3)	29	6.0%	April 2038	73,035	72,794	73,120
Total investments in real estate debt:	52	8.1%	March 2029	$887,277	$887,014	$887,186

(1)
Based on applicable benchmark rates as of September 30, 2025 and December 31, 2024, respectively.
(2)
Weighted average maturity date is based on fully extended maturity.
(3)
The Company's real estate-related securities consist of floating-rate commercial mortgage backed securities ("CMBS").
(4)
One of the Company's commercial mortgage loans is past its contractual maturity. Through the date of this quarterly report, the Company received all the monthly interest income payments on the loan which are consistent with the interest rate provided for in the original loan agreement. Subsequent to the date of these condensed consolidated financial statements but prior to the date of this quarterly report, the borrower filed for Chapter 11 bankruptcy, The Company evaluated the loan for collectability as of the reporting date and determined that the loan is fully recoverable.

The table below details the type of properties securing the loans in the Company's portfolio at the dates indicated ($ in thousands):

	September 30, 2025		December 31, 2024
Property Type	Fair Value	% of Portfolio	Fair Value	% of Portfolio
Multifamily	$320,191	29.4%	$353,208	43.2%
Data Center	276,295	25.3%	143,836	17.7%
Hotel	112,862	10.3%	119,360	14.7%
Industrial	99,761	9.1%	99,761	12.3%
Self-Storage	94,103	8.6%	40,700	5.0%
Mixed Use	92,884	8.5%	-	0.0%
Production Studio	72,547	6.6%	36,260	4.5%
Life Sciences	24,340	2.2%	20,941	2.6%
Total	$1,092,983	100.0%	$814,066	100.0%

The table below details the geographic distribution of the properties securing the loans in the Company's portfolio at the dates indicated ($ in thousands):

	September 30, 2025		December 31, 2024
Geographic Location	Fair Value	% of Portfolio	Fair Value	% of Portfolio
Northeast	$350,800	32.0%	300,299	36.9%
West	309,950	28.4%	$204,847	25.2%
Southwest	194,874	17.8%	76,523	9.4%
Mid-Atlantic	123,117	11.3%	126,149	15.5%
Midwest	81,624	7.5%	74,116	9.1%
Southeast	32,618	3.0%	32,132	3.9%
Total	$1,092,983	100.0%	$814,066	100.0%

The total income from investments in real estate debt disclosed on the Company's condensed consolidated statement of operations relates to interest income, upfront fees, amortization of premiums/discounts, and realized and unrealized gain/(loss) on these investments in real estate debt. For the three and nine months ended September 30, 2025, the Company recorded $0.3 million and de minimis unrealized losses on its investments in real estate debt, respectively. For the three and nine months ended September 30, 2024, the Company recorded de minimis and $0.2 million of unrealized gain on its investments in real estate debt, respectively. For the three and nine months ended September 30, 2025, realized gains on investments in real estate debt were de minimis and $0.1 million, respectively. For the three and nine months ended September 30, 2024, the Company recorded de minimis and $0.1 million of realized gains on its investments in real estate debt, respectively.

Note 5 - Other Assets

The following table details the components of the Company's other assets at the dates indicated ($ in thousands):

	September 30, 2025	December 31, 2024
Real estate intangibles, net	$54,048	$32,841
Loan proceeds held by servicer (1)	25,166	—
Straight-line rent receivable	6,019	3,597
Interest receivable	5,881	5,017
Deferred financing costs, net	511	—
Other	1,482	891
Total	$93,107	$42,346

(1)
Includes loan principal, interest, and other fees held by the Company's third-party servicers as of the balance sheet date and remitted during the subsequent remittance cycle.

Note 6 - Intangibles

The gross carrying amount and accumulated amortization of the Company's intangible assets consisted of the following as of the dates indicated ($ in thousands):

	September 30, 2025	December 31, 2024
Intangible assets:
In-place lease intangibles	$61,929	$36,313
Above-market lease intangibles	1,704	1,338
Total intangible assets	63,633	37,651
Accumulated amortization:
In-place lease amortization	(9,301)	(4,672)
Above-market lease amortization	(284)	(138)
Total real estate intangible assets, net	$54,048	$32,841
Intangible liabilities
Below-market lease intangibles	$(24,311)	$(10,855)
Total intangible liabilities	(24,311)	(10,855)
Accumulated amortization:
Below-market lease amortization	1,728	1,014
Total real estate intangible liabilities, net	$(22,583)	$(9,841)

The estimated future amortization on the Company's intangibles for each of the next five years and thereafter as of September 30, 2025, is as follows ($ in thousands):

	In-Place Lease Intangibles	Above-Market Intangibles	Below-Market Intangibles
2025 (remaining)	$1,920	$50	$(479)
2026	5,740	202	(1,913)
2027	5,740	202	(1,913)
2028	5,722	202	(1,904)
2029	5,690	202	(1,887)
2030	5,197	202	(1,730)
Thereafter	22,619	360	(12,757)
	$52,628	$1,420	$(22,583)

Note 7 - Leases

Lessor

The Company's rental revenue consists of rent earned from the operating leases at the Company's industrial, retail and multifamily properties. The leases at the Company's industrial and retail properties generally includes a fixed base rent, subject to annual step-ups, and a variable component. The variable component of the Company's operating leases primarily consists of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

The following table summarizes the fixed and variable components of the Company's operating leases ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Fixed lease payments	$8,717	$5,026	$21,249	$12,068
Variable lease payments	1,272	$1,123	2,957	$2,438
Lease revenue	$9,989	$6,149	$24,206	$14,506
Above- and below-market lease amortization	269	153	568	514
Rental revenue	$10,258	$6,302	$24,774	$15,020

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, retail and multifamily properties as of September 30, 2025 ($ in thousands):

Year	Future Minimum Rents
2025 (remaining)	$7,807
2026	80,431
2027	25,627
2028	26,289
2029	26,662
2030	25,791
Thereafter	148,141
Total	$340,748

Note 8 - Mortgage Notes

The Company's mortgage notes at September 30, 2025 and December 31, 2024 are detailed in the following table ($ in thousands):

	September 30, 2025			December 31, 2024
	Principal Balance Outstanding	Weighted Average Interest Rate	Weighted Average Maturity Date	Principal Balance Outstanding	Weighted Average Interest Rate	Weighted Average Maturity Date
Fixed rate mortgages	$94,300	5.45%	October 2029	$36,000	6.05%	November 2028
Less: Unamortized deferred financing costs	(1,361)			(325)
	$92,939			$35,675

During the nine months ended September 30, 2025, the Company obtained a $58.3 million fixed-rate mortgage loan to finance the acquisition of Parc Westborough. During the year ended December 31, 2024, the Company did not obtain or repay any mortgage loans.

The following table details the future principal payments due under the Company's mortgage loans as of September 30, 2025 ($ in thousands):

Year	Amount
2025 (remaining)	$-
2026	-
2027	-
2028	36,000
2029	-
2030	58,300
Total	$94,300

The Company is subject to various financial and operational covenants under certain of its mortgage loans. As of September 30, 2025 and December 31, 2024, the Company was in compliance with all of its loan covenants.

Note 9 - Secured Debt Arrangements

The Company's borrowings under secured debt arrangements at September 30, 2025 and December 31, 2024 are detailed in the following table ($ in thousands):

	September 30, 2025				December 31, 2024
	Maximum Amount of Borrowings	Borrowings Outstanding	Weighted Average Borrowing Costs	Maturity Date (1)	Maximum Amount of Borrowings	Borrowings Outstanding	Weighted Average Borrowing Costs	Maturity Date (1)
JPM Repurchase Facility	$400,000	$271,419	SOFR + 2.08%	October 2028	$250,000	$139,985	SOFR + 2.42%	October 2028
Barclays Repurchase Facility	500,000	-	N/A	July 2030	-	-	N/A	N/A
Less: Unamortized deferred financing costs	N/A	(439)			N/A	(1,065)
	$900,000	$270,980			$250,000	$138,920
(1)
Maturity date assumes extensions at the Company's option are exercised with consent of the financing provider.

At September 30, 2025, the Company's borrowings had the following maturities ($ in thousands):

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
JPM Repurchase Facility	$-	$120,717	$150,702	$-	$271,419

The table above assumes extensions at the Company's option are exercised with consent of financing providers, where applicable.

Repurchase Agreements

Certain indirect subsidiaries (the "JPM Sellers") of the Company entered into a Master Repurchase Agreement with JPMorgan Chase Bank, National Association (the "JPM Repurchase Facility"), which provides the Company the ability to make borrowings secured by certain investments in commercial mortgage loans. The JPM Repurchase Facility has a three-year term plus two one-year extension options. The Operating Partnership has agreed to provide a limited guarantee of the obligations of the JPM Sellers under the JPM Repurchase Facility. During the nine months ended September 30, 2025, the Company increased the maximum aggregate purchase price of the JPM Repurchase Facility from $250.0 million to $400.0 million.

Additionally, during the nine months ended September 30, 2025, certain indirect subsidiaries (the "Barclays Sellers") of the Company entered into a Master Repurchase Agreement with Barclays Bank PLC (the "Barclays Repurchase Facility"), which provides the Company the ability to make borrowings secured by certain investments in commercial mortgage loans. The Barclays Repurchase Facility has a three-year term plus two one-year extension options. The Operating Partnership has agreed to provide a limited guarantee of the obligations of the Barclays Sellers under the Barclays Repurchase Facility.

Lastly, during the nine months ended September 30, 2025, an indirect subsidiary (the "BofA Seller") of the Company entered into a Master Repurchase Agreement with BofA Securities, Inc. (the "BofA Repurchase Facility"), which provides the Company the ability to make revolving borrowings secured by certain investments in real estate-related securities. The Operating Partnership has agreed to provide a payment guarantee of the obligations of the BofA Seller under the BofA Repurchase Facility. As of September 30, 2025, there were no outstanding borrowings on the BofA Repurchase Facility.

Debt Covenants

The guarantees related to the Company's secured financings contain the following financial covenants: (i) while tangible net worth is equal to or less than $450.0 million, the Operating Partnership's NAV is not permitted to decline by 20% from the preceding quarter or 40% from the corresponding calendar month of the preceding calendar year; (ii) NAV cannot decline by 50% or more from the Operating Partnership's NAV as of October 26, 2023; (iii) the Operating Partnership's ratio of total indebtedness to tangible net worth cannot be greater than 3.00:1; and (iv) the Operating Partnership's liquidity cannot be less than an amount equal to the greater of 5% of total recourse indebtedness or $30.0 million.

The Company was in compliance with the covenants under its secured financing as of September 30, 2025 and December 31, 2024. The impact of macroeconomic conditions on the commercial real estate markets and global capital markets, including increased interest rates, changes to fiscal and monetary policy, slower economic growth or recession, labor shortages, and recent distress in the banking sector, may make it more difficult to meet or satisfy these covenants in the future.

Note 10 - Other Liabilities

The following table details the components of the Company's other liabilities at the date indicated ($ in thousands):

	September 30, 2025	December 31, 2024
Below market lease intangibles, net	$22,583	$9,841
Settlement payment due for investment acquisition	9,975	-
Distribution payable	6,464	4,859
Accounts payable and accrued expenses	4,913	3,035
Accrued repurchases of common stock	2,994	2,198
Real estate taxes payable	2,872	1,385
Total	$49,801	$21,318

Note 11 - Related Party Transactions

Pursuant to the Advisory Agreement the Adviser is responsible for sourcing, evaluating and monitoring the Company's investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Company's assets, in accordance with the Company's investment objectives, guidelines, policies and limitations, subject to oversight by the Company's board of directors.

The Special Limited Partner holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership on Class S shares, Class D shares, and Class I shares equal to 12.5% of the annual Total Return, subject to a 5% annual Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined in the limited partnership agreement of the Operating Partnership, by and among the Company, as general partner, the Special Limited Partner and the limited partners party thereto from time to time (as amended, restated or otherwise modified from time to time, the "Limited Partnership Agreement")). On Class F-I shares, the Special Limited Partner is entitled to receive an allocation equal to 9.0% of the annual Total Return, subject to a 5% annual Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined in the Limited Partnership Agreement). Such allocation accrues monthly and is paid annually. There is no performance participation interest with respect to Class A-I shares, Class A-III shares, and Class E shares. The performance participation interest is paid, at the Adviser's election, in cash, Class E shares, Class E units or any combination thereof. During the three and nine months ended September 30, 2025, the Company accrued $0.1 million and $0.3 million of performance participation allocation, respectively. During the three and nine months ended September 30, 2024, the Company accrued $0.1 million and $0.3 million of performance participation allocation, respectively.

The Company may retain certain of the Adviser's affiliates for necessary services relating to the Company's investments or its operations, including but not limited to any accounting and audit services (including valuation support services), account management services, administrative services, data management services, information technology services, finance/budget services, legal services, operational services, risk management services, tax services, treasury services, construction, special servicing, leasing, development, coordinating closing and post-closing procedures, property oversight, statutory services, and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, broker-dealer services, underwriting, placing, syndicating, structuring, arranging, debt advisory services and other similar services, loan servicing, property, title and/or other types of insurance, title agency services, management consulting and other similar operational matters. Any fees paid to the Adviser's affiliates for any such services will not reduce the management fee or performance participation allocation. Any such arrangements will be at market terms and rates.

The Company has engaged Nations Land Services, L.P. ("Nations"), a title agent company affiliated with Apollo. Nations acts as a title agent in facilitating and issuing title insurance in connection with investments by the Company, affiliates, and related parties, and third parties. Apollo receives distributions from Nations in connection with investments by the Company based on its equity interest in Nations. In each case, there will be no related offset to the Company. During the nine months ended September 30, 2025, the Company incurred $0.2 million of expenses for services provided by Nations.

In February 2025, the Company engaged Lyra Client Solutions Holdings, LLC ("Lyra"), an end-to-end client service platform affiliated with Apollo. Lyra provides administration, data management, trade operations, investor onboarding and servicing, technology and other similar services for institutional, global wealth, global family office and retail investors. During the nine months ended September 30, 2025, the Company incurred $0.3 million of expenses for services provided by Lyra.

The Dealer Manager serves as the dealer manager for the Follow-On Offering. The Dealer Manager is a registered broker-dealer affiliated with the Adviser. The Company entered into an agreement (the "Dealer Manager Agreement") with the Dealer Manager in connection with the Follow-On Offering. Subject to the terms of the Dealer Manager Agreement, the Company's obligations to pay stockholder servicing fees with respect to the Class S shares and Class D shares sold in the Follow-On Offering shall survive until such shares are no longer outstanding (including because such shares have converted into Class I shares or Class F-I shares).

The Dealer Manager is entitled to receive selling commissions of up to 3.0%, and dealer manager fees of up to 0.5%, of the transaction price of each Class S share sold in the primary offering; however, such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. Participating broker-dealers are third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of the Company's common stock. The Dealer Manager is also entitled to receive selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. The Dealer Manager also receives a stockholder servicing fee of 0.85% and 0.25% per annum of the aggregate NAV of the Company's outstanding Class S and Class D shares, respectively. The Dealer Manager has entered into agreements with selected dealers that agree to distribute the Company's shares in the Follow-On Offering, which will provide, among other things, for the reallowance of the full amount of the selling commissions and stockholder servicing fees to such selected dealers. The Company will cease paying the stockholder servicing fee with respect to any Class S share or Class D share held in a stockholder's account at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares. The Company accrues the cost of the stockholder servicing fee as an offering cost at the time each Class S share and Class D share is sold during the primary offering. There will not be a stockholder servicing fee, upfront selling commission or dealer manager fee with respect to Class I shares, Class F-I shares, Class A-I shares and Class A-III shares.

From time to time, the Company makes co-investments in commercial mortgage and mezzanine loans alongside Apollo affiliates. As of September 30, 2025, all of the Company's investments in commercial mortgage and mezzanine loans were pari-passu co-investments with Apollo affiliates.

The Company may also offer Class E shares, which will only be available to certain of Apollo's affiliates, directors and employees, in one or more private placements. These shares are not being offered to the public pursuant to the Follow-On Offering and will not incur any upfront selling costs, ongoing servicing costs, management fee or performance participation allocation.

Apollo ARIS Holdings LLC, an indirect wholly-owned subsidiary of Apollo, has elected to reinvest the dividends declared on its Class F-I shares, which resulted in the issuance of 151 and 449 additional Class F-I shares during the three and nine months ended September 30, 2025, respectively.

An affiliate of Apollo has elected to reinvest its dividends declared on its Class A-I units, which resulted in the issuance of 73,257 and 217,862 additional Class A-I units during the three and nine months ended September 30, 2025, respectively.

Due to Affiliates

The following table details the Company's expenses that are due to its Adviser:

	September 30, 2025	December 31, 2024
Organization and offering	$6,746	$7,944
General and administrative	6,200	7,301
Management fee payable	1,096	828
Accrued performance participation allocation	297	443
Accrued stockholder servicing fee	22	15
Total	$14,361	$16,531

Organization and Offering Expenses

The Adviser advanced $8.0 million of organization and offering expenses (including legal, accounting, and other expenses attributable to the Company's organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) on behalf of the Company for costs incurred through December 22, 2023. The Company reimburses the Adviser for all such advanced costs ratably over the 60 month period beginning December 22, 2024.

General and Administrative Expenses

The Adviser advanced $7.3 million of general and administrative expenses on behalf of the Company for expenses incurred through December 22, 2023. The Company reimburses the Adviser for all such advanced expenses ratably over the 60 month period beginning December 24, 2024.

Management Fee Payable

The Adviser is entitled to a management fee equal to 1.25% of NAV per annum, payable monthly on Class S shares, Class D shares, and Class I shares. The Adviser will be paid a management fee equal to 1.0% of NAV per annum, payable monthly on Class F-I shares, and Class A-I shares. The Adviser will be paid a management fee equal to 1.0% of NAV for Class A-III shares per annum payable monthly; and provided that, for the period from April 1, 2023 through January 2, 2027, this management fee will be reduced to 0.85% of NAV for Class A-III shares per annum payable monthly. The management fee will be paid, at the Adviser's election, in cash, Class E shares, Class E units or any combination thereof. During the three and nine months ended September 30, 2025, the Company incurred $3.2 million and $8.8 million of management fees.

During the three months ended September 30, 2025, the Company issued 129,750 Class E shares and 13,939 Class E units to the Adviser as payment for its management fee. The shares and units issued to the Adviser for payment of the management fee were issued at the applicable NAV per share/unit at the end of each month for which the fee was earned, in reliance upon the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). The Adviser did not submit any repurchase requests for any shares or Operating Partnership units previously issued as payment for the management fee during the nine months ended September 30, 2025.

The Adviser has elected to reinvest the dividends declared on the shares and Operating Partnership units issued for its management fee. In connection with such dividend reinvestment, the Company issued (i) 11,018 and 27,147 Class E shares and (ii) 2,187 and 5,843 Class E units to the Adviser in lieu of cash for the dividends paid during the three and nine months ended September 30, 2025, respectively.

Accrued Performance Participation Allocation

The Special Limited Partner holds a performance participation interest in the Operating Partnership equal to (1) 12.5% of the Total Return with respect to Class S units, Class D units and Class I units and (2) 9.0% of the Total Return with respect to Class F-I units subject to a 5% Hurdle Amount and a High Water Mark with respect to such class of Operating Partnership units, with a Catch-Up.

The performance participation interest is accrued monthly and paid annually. During the nine months ended September 30, 2025, the Company issued 20,744 Class E units to the Special Limited Partner in satisfaction of the performance participation allocation earned during the year ended December 31, 2024. The Operating Partnership units issued to the Special Limited Partner for payment of the performance participation allocation were issued at the applicable NAV per share/unit as of December 31, 2024, in reliance upon the exemption from registration set forth in Section 4(a)(2) of the Securities Act. The Special Limited Partner did not submit any repurchase requests for any Operating Partnership units previously issued as payment of the performance participation allocation during the three and nine months ended September 30, 2025.

Accrued Stockholder Servicing Fee

The Company accrues the full amount of the future stockholder servicing fees payable to the Dealer Manager, up to 8.75% of the gross proceeds limit, at the time such shares are sold. The Dealer Manager has entered into agreements with the selected dealers distributing the Company's shares as part of its continuous public offering, that provide, among other things, for the payment of the full amount of the selling commissions and dealer manager fee, and all or a portion of the stockholder servicing fees received by the Dealer Manager to such selected dealers.

Note 12 - Economic Dependency

The Company depends on the Adviser and its affiliates for certain services that are essential to it, including the sale of the Company's shares of common stock, acquisition and disposition decisions, and certain other responsibilities. In the event that the Adviser and its affiliates are unable or unwilling to provide such services, the Company would be required to find alternative service providers. The Company may retain third parties, including certain of the Adviser's affiliates, for necessary services relating to its investments or operations.

Note 13 - Share Based Payments

The Company's board of directors approved the Apollo Realty Income Solutions, Inc. Amended and Restated 2022 Equity Incentive Plan (the "2022 Equity Incentive Plan"), pursuant to which shares of the Company's common stock may be granted from time to time to directors and officers of the Company and employees of the Adviser. The 2022 Equity Incentive Plan allows for up to 10,000,000 shares of the Company's common stock to be issued.

The following table summarizes the grants, vesting and forfeitures of restricted common stock during the nine months ended September 30, 2025:

	Restricted Stock	Grant Date Fair Value ($ in thousands)
Outstanding as of December 31, 2024	4,763
Granted	4,681	100
Vested	(4,763)	—
Forfeiture	—	—
Outstanding as of September 30, 2025	4,681

Restricted Stock Grants

During the nine months ended September 30, 2025, the Company issued 4,681 Class E shares to the independent directors of the Company's board of directors to cover the restricted stock portion of the annual base director's fee for the independent directors' services to the Company. The fair value of these shares was determined using the most recently available NAV and they are subject to a one-year vesting period.

During the three and nine months ended September 30, 2025, the Company recorded $25 thousand and $75 thousand of restricted stock amortization as general and administrative expenses in the condensed consolidated statement of operations, respectively. There are six months of remaining amortization related to the grants of restricted stock, which represents unrecognized compensation cost of $50 thousand as of September 30, 2025.

Note 14 - Equity

Authorized Capital

As of September 30, 2025, the Company is authorized to issue preferred stock and seven classes of common stock consisting of Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares, and Class E shares. The differences among the classes of common stock relate to upfront selling commissions, dealer manager fees, and ongoing stockholder servicing fees, as well as varying management and performance participation allocations. See "Note 11 - Related Party Transactions" for additional information.

As of September 30, 2025 and December 31, 2024, the Company had the following classes of common stock authorized, issued and outstanding:

	September 30, 2025		December 31, 2024
Classification	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Preferred Stock, $0.01 par value per share	100,000,000	—	100,000,000	—
Class S Shares, $0.01 par value per share	100,000,000	10,690	100,000,000	5,750
Class D Shares, $0.01 par value per share	100,000,000	4,888	100,000,000	4,715
Class I Shares, $0.01 par value per share	150,000,000	1,256,041	100,000,000	1,017,717
Class F-S Shares, $0.01 par value per share	—	—	100,000,000	—
Class F-D Shares, $0.01 par value per share	—	—	100,000,000	—
Class F-I Shares, $0.01 par value per share	100,000,000	1,536,334	100,000,000	1,565,701
Class A-I Shares, $0.01 par value per share	200,000,000	20,436,967	100,000,000	16,582,608
Class A-II Shares, $0.01 par value per share	—	—	100,000,000	—
Class A-III Shares, $0.01 par value per share	250,000,000	37,414,743	100,000,000	25,546,118
Class E Shares, $0.01 par value per share	100,000,000	869,398	100,000,000	489,542
Total	1,100,000,000	61,529,061	1,100,000,000	45,212,151

Common Stock

The following table details the movement in the Company's outstanding shares of common stock:

	Class S	Class D	Class I	Class F-I	Class A-I	Class A-III	Class E
Beginning balance, December 31, 2024	5,750	4,715	1,017,717	1,565,701	16,582,608	25,546,118	489,542
Common stock issued	—	—	51,629	—	1,652,390	4,213,973	110,501
Repurchase of common stock	—	—	—	(2,443)	(182,844)	(112,835)	(11,990)
Dividend reinvestment	—	57	3,034	3,459	90,170	9,027	7,287
Ending balance, March 31, 2025	5,750	4,772	1,072,380	1,566,717	18,142,324	29,656,283	595,340
Common stock issued	—	—	76,105	—	1,047,441	3,809,905	123,978
Repurchase of common stock	—	—	(5,752)	(9,930)	(43,330)	(91,076)	—
Dividend reinvestment	—	57	3,596	3,497	99,783	18,793	9,149
Ending balance, June 30, 2025	5,750	4,829	1,146,329	1,560,284	19,246,218	33,393,905	728,467
Common stock issued	4,922	—	119,880	—	1,173,215	4,270,583	129,749
Repurchase of common stock	—	—	(14,392)	(27,402)	(88,359)	(272,533)	—
Dividend reinvestment	18	59	4,224	3,452	105,893	22,788	11,182
Ending balance, September 30, 2025	10,690	4,888	1,256,041	1,536,334	20,436,967	37,414,743	869,398

Distributions

The Company generally intends to distribute substantially all of its taxable income to its stockholders each year to comply with the REIT provisions of the Code, as amended. Taxable income does not necessarily equal net income calculated in accordance with GAAP.

Each class of common stock receives the same gross distribution per share. The net distribution per share varies for each share class based on differing fee structures. Additionally, net distributions will vary based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share and paid directly to the applicable distributor.

The following tables detail the aggregate distributions declared for each applicable class of common stock for the three and nine months ended September 30, 2025:

	Three Months Ended September 30, 2025
	Class S	Class D	Class I	Class F-I	Class A-I	Class A-III	Class E
Aggregate gross distribution declared per share of common stock	$0.3368	$0.3368	$0.3368	$0.3368	$0.3368	$0.3368	$0.3368
Management fee per share of common stock	(0.0668)	(0.0668)	(0.0668)	(0.0530)	(0.0539)	(0.0458)	—
Stockholder servicing fee per share of common stock	(0.0449)	(0.0134)	—	—	—	—	—
Net distribution declared per share of common stock	$0.2251	$0.2566	$0.2700	$0.2838	$0.2829	$0.2910	$0.3368

	Nine Months Ended September 30, 2025
	Class S	Class D	Class I	Class F-I	Class A-I	Class A-III	Class E
Aggregate gross distribution declared per share of common stock	$1.0095	$1.0095	$1.0095	$1.0095	$1.0095	$1.0095	$1.0095
Management fee per share of common stock	(0.1995)	(0.1995)	(0.1995)	(0.1581)	(0.1608)	(0.1365)	—
Stockholder servicing fee per share of common stock	(0.1334)	(0.0398)	—	—	—	—	—
Net distribution declared per share of common stock	$0.6766	$0.7702	$0.8100	$0.8514	$0.8487	$0.8730	$1.0095

Repurchases

During the three months ended September 30, 2025, the Company repurchased 272,532 Class A-III shares, 88,359 Class A-I shares, 27,402 Class F-I shares and 14,392 Class I shares for a total of $8.6 million. During the nine months ended September 30, 2025 the Company repurchased 476,443 Class A-III shares, 314,532 Class A-I shares, 39,776 Class F-I shares, 20,144 Class I shares and 11,990 Class E shares for a total of $18.4 million. The Company had no unfulfilled repurchase requests as of September 30, 2025.

Redeemable Non-Controlling Interest

In connection with its management fee, the Adviser has elected to receive Class E units. Additionally, the Special Limited Partner has elected to receive Class E units in satisfaction of the performance participation allocation. See Note 11 - Related Party Transactions for additional information on the Adviser and Special Limited Partner's interest. Because the Adviser and Special Limited Partner have the ability to redeem their Class E units for Class E shares in the Company or cash, at their election, the Company has classified these Class E units as redeemable non-controlling interest in mezzanine equity on the Company's condensed consolidated balance sheet.

During the three and nine months ended September 30, 2025, the Company issued 13,939 and 41,273 Class E units, respectively, to the Adviser for the management fee earned on the Operating Partnership units issued to an affiliate of Apollo.

During the nine months ended September 30, 2025, the Company issued 20,744 Class E units to the Special Limited Partner in satisfaction of the performance participation allocation.

The redeemable non-controlling interest is recorded at the greater of the carrying amount, adjusted for its share of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such Class E units at the end of the measurement period. Accordingly, the Company recorded an allocation adjustment between Additional paid-in capital and redeemable non-controlling interest of $49 thousand during the nine months ended September 30, 2025 to reflect their redemption value.

The following table details the redeemable non-controlling interest activity related to the Adviser for the nine months ended September 30, 2025 ($ in thousands):

Adviser
Balance at December 31, 2024	$2,817
Settlement of management fees	884
Settlement of performance participation allocation	443
GAAP income allocation	178
Distributions	(181)
Reinvestment of distributions	173
Fair value allocation	49
Balance at September 30, 2025	$4,363

Non-Controlling Interests - Operating Partnership Unitholders

On December 22, 2022, the Company issued 5,000,000 Class A-I units to an affiliate of Apollo for the aggregate consideration of $100.0 million in a private placement. Operating Partnership units are subject to the same fees as the corresponding classes of common stock and do not have any preferential rights relative to the Company's interest in the Operating Partnership.

Currently all Operating Partnership unitholders have elected to reinvest their dividends. In connection with such dividend reinvestment, in lieu of cash for dividends paid during the three and nine months ended September 30, 2025, the Company issued 73,257 and 217,862 Class A-I units, respectively.

Non-Controlling Interests Attributable to Preferred Stockholders

A subsidiary of the Company elected to be taxed as a REIT for U.S. federal income tax purposes. This subsidiary has issued preferred non-voting shares to be held by investors to ensure compliance with the Code requirement that REITs have at least 100 shareholders. The preferred shares have a face amount of $1,000 and carry a 12.0% annual dividend payable semi-annually. As of September 30, 2025, this subsidiary had $125,000 of preferred non-voting shares outstanding.

Note 15 - Earnings per Share

The Company's net income (loss) and weighted average number of shares outstanding for the three and nine months ended September 30, 2025, and for the three and nine months ended September 30, 2024, consist of the following (in thousands):

Basic and Diluted Net Income per Share Attributable to ARIS Stockholders	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Numerator:
Net income (loss) attributable to ARIS stockholders	$16,177	$11,530	$45,702	$29,361
Denominator:
Basic and diluted weighted average shares of common stock outstanding (1)	59,524	36,554	54,333	30,673
Basic and diluted net income (loss) per share of common stock	$0.27	$0.32	$0.84	$0.96

(1) The weighted average shares of common stock outstanding are inclusive of outstanding restricted stock grants, the impact of which is not material to the basic and diluted net income (loss) per share of common stock.

Note 16 - Commitments and Contingencies

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of September 30, 2025 and December 31, 2024, the Company was not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

As of September 30, 2025, the Company had $423.9 million of unfunded commitments related to its investments in real estate debt. The timing and amounts of fundings are uncertain as these commitments relate to loans for construction costs, capital expenditures, leasing costs, interest and carry costs, among others. As such, the timing and amounts of future fundings depend on the progress and performance of the underlying assets of the Company's investments in real estate debt.

Note 17 - Segment Reporting

The Company operates in two segments, Real Estate and Real Estate Debt, both of which are reportable segments. The Real Estate segment includes all of the Company's activities related to investments in properties and the Real Estate Debt segment includes all of the Company's activities related to investments in commercial mortgage and mezzanine loans and real estate-related securities. Other Corporate includes cash and cash equivalents, general and administrative expenses, management fee, performance participation allocation, interest expense and other income.

Segment information is utilized by the Company's chief operating decision maker (the "CODM") to assess performance and to allocate resources. The CODM is the Company's senior executive committee, comprised of its chief executive officer, chief operating officer and chief financial officer. Segment net operating income ("Segment NOI") is the key performance measure used by the CODM in evaluating the performance of each reportable segment. The CODM uses Segment NOI to make key operating decisions, such as identifying attractive investment opportunities and/or dispositions of existing investments, determining the sources and suitable level of leverage used to finance the Company's investments and deciding the appropriate amount and timing of its distributions.

Segment NOI for the Real Estate segment is calculated as revenue less rental operating expenses. Segment NOI for the Real Estate Debt segment is equal to income from investments in real estate debt. Segment NOI excludes corporate level transactions.

The following table sets forth the total assets by segment as of September 30, 2025 and December 31, 2024 ($ in thousands):

	September 30, 2025	December 31, 2024
Real Estate	$549,476	$282,996
Real Estate Debt	1,220,307	892,203
Other Corporate	53,697	82,405
Total Assets	$1,823,480	$1,257,604

The following table sets forth the financial results by segment for the three months ended September 30, 2025 ($ in thousands):

	Real Estate	Real Estate Debt	Other Corporate	Total
Revenue
Rental revenue	$10,258	$—	$—	$10,258
Total revenues	10,258	—	—	10,258
Segment Expenses
Rental property operating	(2,498)	—	—	(2,498)
Total segment expenses	(2,498)	—	—	(2,498)
Income from investments in real estate debt	—	24,820	—	24,820
Segment net operating income	$7,760	$24,820	$—	$32,580
Other income and expenses
Other income	$—	$—	$763	$763
Interest expense, net	—	—	(5,723)	(5,723)
Depreciation and amortization	(4,859)	—	—	(4,859)
General and administrative	—	—	—	(1,730)
Management fee	—	—	—	(3,185)
Performance participation allocation	—	—	—	(108)
Total other income and expenses	(4,859)	—	(4,960)	(14,842)
Net income				$17,738
Net income attributable to non-controlling interests in the Operating Partnership				$1,561
Net income (loss) attributable to preferred stockholders				$—
Net income attributable to ARIS stockholders				$16,177

The following table sets forth the financial results by segment for the three months ended September 30, 2024 ($ in thousands):

	Real Estate	Real Estate Debt	Other Corporate	Total
Revenue
Rental revenue	$6,302	$—	$—	$6,302
Total revenues	6,302	—	—	6,302
Segment Expenses
Rental property operating	(1,474)	—	—	(1,474)
Total segment expenses	(1,474)	—	—	(1,474)
Income from investments in real estate debt	—	17,366	—	17,366
Segment net operating income	$4,828	$17,366	$—	$22,194
Other income and expenses
Other income	$—	$—	$1,549	$1,549
Interest expense, net	—	—	(4,091)	(4,091)
Depreciation and amortization	(2,793)	—	—	(2,793)
General and administrative	—	—	—	(1,424)
Management fee	—	—	—	(2,121)
Performance participation allocation	—	—	—	(75)
Total other income and expenses	(2,793)	—	(2,542)	(8,955)
Net income				$13,239
Net income attributable to non-controlling interests in the Operating Partnership				$1,709
Net income (loss) attributable to preferred stockholders				$—
Net income attributable to ARIS stockholders				$11,530

The following table sets forth the financial results by segment for the nine months ended September 30, 2025 ($ in thousands):

	Real Estate	Real Estate Debt	Other Corporate	Total
Revenue
Rental revenue	$24,774	$—	$—	$24,774
Total revenues	24,774	—	—	24,774
Segment Expenses
Rental property operating	(5,645)	—	—	(5,645)
Total segment expenses	(5,645)	—	—	(5,645)
Income from investments in real estate debt	—	67,403	—	67,403
Segment net operating income	$19,129	$67,403	$—	$86,532
Other income and expenses
Other income	$—	$—	$2,896	$2,896
Interest expense, net	—	—	(13,485)	(13,485)
Depreciation and amortization	(11,136)	—	—	(11,136)
General and administrative	—	—	—	(5,258)
Management fee	—	—	—	(8,778)
Performance participation allocation	—	—	—	(297)
Total other income and expenses	(11,136)	—	(10,589)	(36,058)
Net income				$50,474
Net income attributable to non-controlling interests in the Operating Partnership				$4,764
Net income (loss) attributable to preferred stockholders				$8
Net income attributable to ARIS stockholders				$45,702

The following table sets forth the financial results by segment for the nine months ended September 30, 2024 ($ in thousands):

	Real Estate	Real Estate Debt	Other Corporate	Total
Revenue
Rental revenue	$15,020	$—	$—	$15,020
Total revenues	15,020	—	—	15,020
Segment Expenses
Rental property operating	(2,871)	—	—	(2,871)
Total segment expenses	(2,871)	—	—	(2,871)
Income from investments in real estate debt	—	41,931	—	41,931
Segment net operating income	$12,149	$41,931	$—	$54,080
Other income and expenses
Other income	$—	$—	$4,022	$4,022
Interest expense, net	—	—	(6,745)	(6,745)
Depreciation and amortization	(6,375)	—	—	(6,375)
General and administrative	—	—	—	(4,703)
Management fee	—	—	—	(5,437)
Performance participation allocation	—	—	—	(347)
Total other income and expenses
Net income				$34,495
Net income attributable to non-controlling interests in the Operating Partnership				$5,127
Net income (loss) attributable to preferred stockholders				$7
Net income attributable to ARIS stockholders				$29,361

Note 18 - Subsequent Events

Subsequent to the nine months ended September 30, 2025, the following events took place:

Investment Activity: The Company funded approximately $23.0 million for previously closed mortgage loans and purchased $20.0 million of real estate-related securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to "Apollo Realty Income Solutions," "ARIS," "Company," "we," "us," or "our" refer to Apollo Realty Income Solutions, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. In addition to historical data, this discussion contains forward-looking statements about our business, operations, and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part I. Item 1A - "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 21, 2025.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "anticipate", "estimate", "plan", "continue", "intend", "should", "may" or similar expressions, or the negatives thereof. These may include our financial projections and estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 21, 2025, and any such updated factors included in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our prospectus and other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Overview

We are a Maryland corporation formed on September 8, 2021. We were formed to invest primarily in a portfolio of diversified income-oriented commercial real estate in the United States. We are an externally advised, perpetual-life corporation that intends to qualify as a REIT for U.S. federal income tax purposes. We were formed to directly and indirectly acquire real estate and real estate-related assets and, to a lesser extent, commercial real estate debt. Our investment objectives are to invest in assets that will enable us to:

•
provide current income in the form of regular, stable cash distributions to achieve an attractive dividend yield;
•
preserve and protect invested capital;
•
realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than public real estate companies.

There can be no assurance that we will achieve our investment objective, which is primarily to acquire a portfolio of diversified institutional quality, income-oriented commercial real estate located in the United States. This may include hotel, industrial, data centers, multifamily, retail and office assets, as well as others, including, without limitation, healthcare, student housing, life sciences, hospitality, senior living, manufactured housing and storage properties. Our real estate debt investments will focus on non-distressed public and private real estate debt, including, but not limited to, commercial mortgage-backed securities, commercial mortgage and mezzanine loans, and other forms of debt, and may also include preferred equity.

We elected to be taxed as a REIT for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2023. We plan to own all or substantially all of our assets through the Operating Partnership.

Our board of directors will, at all times, have ultimate oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. However, pursuant to the Advisory Agreement, we have delegated to the Adviser the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

On June 29, 2022, we commenced our initial public offering for up to $5.0 billion in shares of our common stock (the "Initial Public Offering"). On June 26, 2025, the Initial Public Offering terminated and we commenced our Follow-On Offering of up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. Additionally, we are conducting a private offering of Class E shares to certain of Apollo's affiliates and employees and our directors, which is exempt from the registration provisions set forth in Section 4(a)(2) of the Securities Act. As of November 6, 2025, we have received cumulative net proceeds of $1.5 billion, including proceeds received pursuant to our distribution reinvestment plan, from the sale of our Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares and Class E shares in our continuous public and private offerings. We have contributed the net proceeds from the sale of shares to the Operating Partnership in exchange for a corresponding number of Class S units, Class D units, Class I units, Class F-I units, Class A-I units, Class A-III units and Class E units. The Operating Partnership has primarily used the net proceeds to make investments in real estate, real estate debt and real estate-related securities, as further described below under "Portfolio". We intend to continue selling shares of our common stock on a monthly basis through the Follow-On Offering and our private offering.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate debt.

Q3 Highlights

Operating and Capital Raise Results:

•
We raised $121.9 million, inclusive of $2.9 million from our distribution reinvestment plan, of net proceeds in the Follow-On Offering during the three months ended September 30, 2025.
•
We declared monthly net distributions totaling $18.8 million for the three months ended September 30, 2025.
•
The details of our annualized distribution rates and total returns for the three months ended September 30, 2025 are shown in the following table:

	Class S	Class D	Class I	Class F-I	Class A-I	Class A-III
Annualized Distribution Rate(1)	4.3%	4.8%	5.1%	5.4%	5.3%	5.4%
Year-to-Date Total Return, without upfront selling commissions(2)	3.8%	4.2%	4.4%	4.8%	5.2%	5.3%
Year-to-Date Total Return, assuming maximum upfront selling commissions(2)	0.3%	2.7%	N/A	N/A	N/A	N/A
Inception-to-Date Total Return, without upfront selling commissions(2)	5.4%	6.0%	6.2%	6.4%	7.7%	7.3%
Inception-to-Date Total Return, assuming maximum upfront selling commissions(2)	2.9%	4.4%	N/A	N/A	N/A	N/A
(1)
Reflects the distribution amount as of September 30, 2025 annualized and divided by the prior month's NAV, which is inclusive of all fees and expenses.
(2)
Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming distributions are reinvested in accordance with our distribution reinvestment plan) divided by the NAV per share at the beginning of the period. Inception-to-Date returns are annualized.

Investing and Financing Activity:

•
Acquired a 736,000 square foot industrial property located in Newton, NC ("3707 W NC 10 Hwy") and a 127,000 square foot industrial property located in Tolleson, AZ ("8681 W Jefferson Street"), for $55.3 million and $34.0 million, respectively, inclusive of acquisition costs. Both properties are 100% leased with approximately nine years and five years of remaining lease term, respectively.
•
Committed $175.0 million of capital to new commercial mortgage loans (with $108.8 million funded at closing) and provided $77.0 million of add-on fundings to existing commercial mortgage loans during the three months ended September 30, 2025.
•
Received $74.7 million of repayments from commercial mortgage loans and $5.9 million of repayments from real estate-related securities, resulting in a $47 thousand realized gain.
•
Entered into a $500.0 million repurchase agreement with Barclays, providing us with additional capacity to borrow against our investments in commercial mortgage loans.
•
Actively utilized available capacity under our secured debt arrangements, obtaining $103.0 million of net proceeds from the JPM Repurchase Facility.
•
As of September 30, 2025, our leverage ratio was 0.3x. Our leverage ratio is calculated by dividing (i) the fair value of asset-specific and corporate level debt by (ii) NAV.

Current Portfolio:

•
Our current portfolio as of September 30, 2025 consisted of investments in real estate debt (approximately 68% based on fair value) and investments in real estate (approximately 32% based on fair value).
•
Our investments in real estate debt as of September 30, 2025 consisted of floating-rate commercial mortgage loans (approximately 82% based on fair value), fixed-rate mezzanine loans (approximately 9% based on fair value) and real estate-related securities (approximately 8% based on fair value). The collateral for our commercial mortgage loans and mezzanine loans consisted primarily of Multifamily (approximately 29% based on fair value), Data Center (approximately 25% based on fair value) and Hotel (approximately 10% based on fair value) property types and were concentrated in the Northeast (approximately 32% based on fair value), West (approximately 28% based on fair value), Southwest (approximately 18% based on fair value) and Mid-Atlantic (approximately 11% based on fair value) regions.
•
Our nine properties as of September 30, 2025 consisted of Industrial (approximately 63% based on fair value), Multifamily (approximately 26% based on fair value) and Retail (approximately 11% based on fair value) property types and were concentrated in the Southeast (approximately 41% based on fair value), Midwest (approximately 36% based on fair value) and Northeast (approximately 17% based on fair value) regions.

NAV History

We began determining NAV per share on a monthly basis in December 2022. Set forth below is additional historical information regarding our NAV per share since December 22, 2022, the date upon which we commenced operations.

NAV Per Share History[(1)(2)]

NAV Value
$21.6000
$21.4000
$21.2000
$21.0000
$20.8000
$20.6000
$20.4000
$20.2000
$20.0000
12/31/2022
3/31/2023
6/30/2023
9/30/2023
12/31/2023
3/31/2024
6/30/2024
9/30/2024
12/31/2024
3/31/2025
6/30/2025
9/30/2025
$20.0200
$20.1500
$20.3600
$20.5000
$20.7231
$20.8531
$20.9824
$21.0807
$21.2217
$21.2648
$21.3519
$21.4513

(1)
Please see Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Net Asset Value" for additional information concerning the methodology used to determine, and the limitations of, NAV per share.
(2)
Represents our historical total NAV per share, as of the respective dates.

Portfolio

Portfolio Summary

The following chart allocates our investments in real estate and real estate debt based on fair value as of September 30, 2025:

Investment Type

Real estate
32%
Real estate debt
68%

The following charts further describe the diversification of our investments in real estate and real estate debt based on fair value as of September 30, 2025(1)(2).

Geography

Southwest
14%
Mid-Atlantic
7%
Northeast
27%
West
19%
Southeast
16%
Midwest
17%

(1)
Excludes fair value of real estate-related securities.
(2)
Includes properties secured by real estate debt investments.

Investments in Real Estate

As of September 30, 2025, we owned nine real estate properties, which are summarized in the following table ($ in thousands):

September 30, 2025
Property Type	Number of Properties	Sq. Feet (in thousands)/Units	Occupancy(1)	Gross Asset Value (2)	Average Effective Annual Base Rent per Leased Square Foot/Units (3)
Industrial	6	2,762 sq. ft.	100%	$354,240	$7.05
Multifamily	2	435 units	95%	147,600	$26,145
Retail	1	118 sq. ft.	100%	59,600	$30.51
Total	9			$561,440

(1)
For our industrial and retail investments, occupancy rate is defined as all leased square footage divided by the total available square footage as of September 30, 2025. For our multifamily investments, occupancy is defined as the percentage of actual rent divided by gross potential rent (defined as actual rent for occupied units and market rent for vacant units) for the three months ended September 30, 2025.
(2)
Based on fair value as of September 30, 2025.
(3)
For our industrial and retail properties, average effective annual base rent per leased square foot represents the annualized base rent per leased square foot for the three months ended September 30, 2025. The average effective annual base rent includes the effects of rent concessions and abatements, and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization. For our multifamily properties, average effective annual base rent per leased unit represents the annualized base rent per leased unit for the three months ended September 30, 2025. The average effective annual base rent includes the effects of rent concessions and abatements, and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

The following table provides information regarding our portfolio of real estate properties as of September 30, 2025 ($ in thousands):

	September 30, 2025
Investment	Number of Properties	Property Type	Location	Acquisition Date	Sq. Feet (in thousands)/Units	Occupancy(1)	Gross Asset Value (2)
Rickenbacker (6900 Shook Road)	1	Industrial	Columbus, Ohio	January 2023	165 sq. ft.	100%	$55,600
Hallmark (1551 Shepherd Road)	1	Industrial	Liberty, Missouri	October 2023	847 sq. ft.	100%	70,600
PepsiCo / Quaker Distribution Center (4553 Cayce Road)	1	Industrial	Byhalia, Mississippi	May 2024	708 sq. ft.	100%	62,600
2865 Charter Street	1	Industrial	Columbus, Ohio	March 2025	179 sq. ft.	100%	76,200
3707 W NC 10 Hwy	1	Industrial	Newton, North Carolina	August 2025	736 sq. ft.	100%	55,261
8681 W Jefferson Street	1	Industrial	Tolleson, Arizona	September 2025	127 sq. ft.	100%	33,979
The Beckett	1	Multifamily	Charleston, South Carolina	May 2024	186 units	96%	50,800
Parc Westborough	1	Multifamily	Westborough, Massachusetts	May 2025	249 units	94%	96,800
16000 Pines	1	Retail	Pembroke Pines, Florida	August 2023	118 sq. ft.	100%	59,600
Total	9						$561,440

___________

(1)
For our industrial and retail investments, occupancy is defined as all leased square footage divided by the total available square footage as of September 30, 2025. For our multifamily investments, occupancy is defined as the percentage of actual rent divided by gross potential rent (defined as actual rent for occupied units and market rent for vacant units) for the three months ended September 30, 2025.
(2)
Based on fair value as of September 30, 2025.

Lease Expirations

The following schedule details the expiring leases at our industrial and retail properties by annualized base rent as of September 30, 2025 ($ and square feet in thousands). The table below excludes our multifamily properties as substantially all leases at such properties expire within 12 months.

Year	Number of Expiring Leases	Annualized Base Rent(1)	% of Total Annualized Base Rent Expiring	Sq. Feet	% of Total Square Feet Expiring
2025 (remaining)	-	$-	0%	-	0%
2026	-	-	0%	-	0%
2027	-	-	0%	-	0%
2028	1	133	1%	2	0%
2029	2	295	1%	10	0%
2030	1	2,030	8%	127	4%
2031	3	4,217	17%	718	25%
2032	6	545	2%	11	0%
2033	5	4,718	19%	856	30%
2034	1	450	2%	25	1%
Thereafter	7	11,910	49%	1,131	39%
Total	26	$24,298	100%	2,880	100%

___________

(1)
Annualized base rent is determined from the annualized base rent per leased square foot as of September 30, 2025, including the effects of rent concessions and abatements and excluding tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

Investments in Real Estate Debt

The following table summarizes our investments in real estate debt as of September 30, 2025 ($ in thousands):

___________

	September 30, 2025
Type of Investment in Real Estate Debt	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Face Amount	Cost Basis	Fair Value
Commercial mortgage loan	25	7.7%	May 2029 (4)	$980,852	$980,639	$980,483
Mezzanine loan	2	10.6%	April 2028	112,500	112,500	112,500
Real estate-related securities (3)	31	5.9%	July 2038	95,654	95,475	95,766
Total investments in real estate debt:	58	7.8%	January 2030	$1,189,006	$1,188,614	$1,188,749

(1)
Based on applicable benchmark rates as of September 30, 2025.
(2)
Weighted average maturity date is based on fully extended maturity.
(3)
Our real estate-related securities consist of floating-rate CMBS.
(4)
One of our commercial mortgage loans is past its contractual maturity. Through the date of this quarterly report, we received all the monthly interest income payments on the loan which are consistent with the interest rate provided for in the original loan agreement. Subsequent to the date of these condensed consolidated financial statements but prior to the date of this quarterly report, the borrower filed for Chapter 11 bankruptcy. We evaluated the loan for collectability as of the reporting date and determined that the loan is fully recoverable.

The following table summarizes our investments in commercial real estate loans as of September 30, 2025 ($ in thousands):

Commercial Real Estate Loan Portfolio
		September 30, 2025
#	Type	Property Type	Geography	Coupon(1)	Maturity Date(2)	Commitment	Cost Basis	Fair Value
1	First Mortgage	Data Center	Southwest	6.8%	January 2030	$125,000	$98,580	$98,580
2	First Mortgage	Mixed Use	Northeast	7.8%	August 2030	100,000	92,885	92,885
3	First Mortgage	Production Studio	West	8.3%	September 2028	100,000	72,547	72,547
4	First Mortgage	Self-Storage	Various	7.2%	May 2030	96,700	94,103	94,103
5	First Mortgage	Data Center	Mid-Atlantic	8.2%	April 2029	85,000	64,920	64,920
6	First Mortgage	Data Center	Mid-Atlantic	8.7%	September 2030	75,000	24,258	24,258
7	First Mortgage	Hotel	Various	9.1%	July 2030	75,000	17,400	17,400
8	First Mortgage	Multifamily	Northeast	8.6%	July 2028	65,000	47,414	47,414
9	First Mortgage	Data Center	Mid-Atlantic	7.8%	July 2029	65,000	30,175	30,175
10	Mezzanine	Multifamily	Various	11.0%	July 2029	62,500	62,500	62,500
11	First Mortgage	Multifamily	West	7.3%	February 2029	60,000	60,000	60,000
12	First Mortgage	Multifamily	Northeast	7.3%	January 2029	50,000	50,000	50,000
13	Mezzanine	Industrial	Various	10.0%	September 2026	50,000	50,000	50,000
14	First Mortgage	Industrial	Northeast	7.8%	March 2028	50,000	49,761	49,761
15	First Mortgage	Hotel	West	8.1%	February 2029	50,000	46,254	46,254
16	First Mortgage	Data Center	West	7.8%	February 2030	50,000	29,720	29,933
17	First Mortgage	Multifamily	Southeast	8.6%	December 2028	50,000	10,987	10,987
18	First Mortgage	Multifamily	West	8.1%	March 2031	50,000	8,929	8,929
19	First Mortgage	Multifamily	Southwest	7.3%	July 2029	35,000	34,107	34,107
20	First Mortgage	Data Center	Southwest	6.6%	June 2030	33,719	3,522	3,522
21	First Mortgage	Data Center	Southwest	6.6%	June 2030	33,349	16,885	16,885
22	First Mortgage	Data Center	Southwest	6.6%	June 2030	32,932	8,023	8,023
23	First Mortgage	Multifamily	Northeast	8.1%	July 2025 (3)	26,000	22,905	22,905
24	First Mortgage	Hotel	Northeast	7.9%	November 2027	25,000	25,000	25,000
25	First Mortgage	Life Sciences	Northeast	7.6%	August 2029	25,000	24,663	24,340
26	First Mortgage	Hotel	Various	8.1%	July 2028	25,000	24,254	24,208
27	First Mortgage	Multifamily	Midwest	8.6%	December 2028	25,000	23,347	23,347

		Total W/A		8.0%	April 2029	$1,520,200	$1,093,139	$1,092,983

____________

(1)
Based on applicable benchmark rates as of September 30, 2025.
(2)
Weighted average maturity date is based on fully extended maturity.
(3)
Loan is past its contractual maturity. Through the date of this quarterly report, we received all the monthly interest income payments on the loan which are consistent with the interest rate provided for in the original loan agreement. Subsequent to the date of these condensed consolidated financial statements but prior to the date of this quarterly report, the borrower filed for Chapter 11 bankruptcy. We evaluated the loan for collectability as of the reporting date and determined that the loan is fully recoverable.

Results of Operations

The following table sets forth information regarding our consolidated results of operations for the three months ended September 30, 2025 and 2024 ($ in thousands):

	Three Months Ended September 30,		Change
	2025	2024	$
Revenues
Rental revenue	$10,258	$6,302	$3,956
Total revenues	10,258	6,302	3,956
Expenses
Rental property operating	$2,498	$1,474	$1,024
General and administrative	1,730	1,424	306
Management fee	3,185	2,121	1,064
Performance participation allocation	108	75	33
Depreciation and amortization	4,859	2,793	2,066
Total expenses	$12,380	$7,887	$4,493
Other income
Income from investments in real estate debt	24,820	17,366	7,454
Other income	763	1,549	(786)
Interest expense	(5,723)	(4,091)	(1,632)
Total other income	19,860	14,824	5,036
Net income	$17,738	$13,239	$4,499

Rental Revenue

Rental revenue primarily consists of base rent arising from tenant leases at our properties. Rental revenue is recognized on a straight-line basis over the life of the lease. The $4.0 million increase in rental revenue was due to the acquisition of four additional properties subsequent to September 30, 2024.

Rental Property Operating Expenses

Rental property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of rental property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. The $1.0 million increase in rental property operating expenses was due to the acquisition of four additional properties subsequent to September 30, 2024.

General and Administrative Expenses

General and administrative expenses consist primarily of legal fees, accounting fees and fees for other professional services. The $0.3 million increase in general and administrative expenses was due to an increase in transaction activity.

Management Fee

Management fees are earned by the Adviser for providing services pursuant to the Advisory Agreement and are based on the month end NAV for the respective share classes. The $1.1 million increase in management fees was due to the increase in our average NAV from September 30, 2024 to September 30, 2025 which was primarily driven by our capital raise activity and appreciation from our investments.

Performance Participation Allocation

The performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in aggregate NAV since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of additional Operating Partnership units, (y) any allocation or accrual to the performance participation interest and (z) applicable stockholder servicing fee expenses allocable to such Operating Partnership units. There was a minimal increase in the performance participation allocation for the three months ended September 30, 2025 compared to the three months ended September 30, 2024 due an increase in outstanding shares subject to the performance participation allocation.

Depreciation and Amortization

Depreciation and amortization expenses are impacted by the values assigned to buildings and in-place lease assets as part of the initial purchase price allocation. The $2.1 million increase in depreciation and amortization expense was due to the acquisition of four additional properties subsequent to September 30, 2024.

Income from Investments in Real Estate Debt

Income from investments in real estate debt consists of interest income, fees revenue, realized gains and losses and unrealized gains and losses resulting from the changes in fair value. The $7.5 million increase in income from investments in real estate debt is due to originations, acquisitions and add-on fundings subsequent to September 30, 2024, resulting in higher interest income. As of September 30, 2025, we owned 58 positions in commercial mortgage loans, mezzanine loans and real estate-related securities, compared to 36 positions as of September 30, 2024, and the balance of our investments in real estate debt, at fair value increased from $728.8 million to $1,188.7 million during the same time period.

Other Income

Other income primarily consists of interest earned on our cash and cash equivalents balance. The $0.8 million decrease in other income was driven by lower average cash balances during the three months ended September 30, 2025 as compared to the three months ended September 30, 2024.

Interest Expense

Interest expense is primarily related to interest incurred on our mortgage loans and secured debt arrangements. The $1.6 million increase in interest expense was driven by an increase of $82.8 million of indebtedness related to our secured debt arrangements and an increase of $58.3 million of indebtedness related to our mortgage notes as of September 30, 2024.

The following table sets forth information regarding our consolidated results of operations for the nine months ended September 30, 2025 and 2024 ($ in thousands):

	Nine Months Ended September 30,		Change
	2025	2024	$
Revenues
Rental revenue	$24,774	$15,020	$9,754
Total revenues	24,774	15,020	9,754
Expenses
Rental property operating	$5,645	$2,871	$2,774
General and administrative	5,258	4,703	555
Management fee	8,778	5,437	3,341
Performance participation allocation	297	347	(50)
Depreciation and amortization	11,136	6,375	4,761
Total expenses	$31,114	$19,733	$11,381
Other income
Income from investments in real estate debt	67,403	41,931	25,472
Other income	2,896	4,022	(1,126)
Interest expense	(13,485)	(6,745)	(6,740)
Total other income	56,814	39,208	17,606
Net income	$50,474	$34,495	$15,979

Rental Revenue

Rental revenue primarily consists of base rent arising from tenant leases at our properties. Rental revenue is recognized on a straight-line basis over the life of the lease. The $9.8 million increase in rental revenue was due to the acquisition of four additional properties subsequent to September 30, 2024.

Rental Property Operating Expenses

Rental property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of rental property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. The $2.8 million increase in rental property operating expenses was due to the acquisition of four additional properties subsequent to September 30, 2024.

General and Administrative Expenses

General and administrative expenses consist primarily of legal fees, accounting fees and fees for other professional services. The $0.6 million increase in general and administrative expenses was due to an increase in transaction activity.

Management Fee

Management fees are earned by the Adviser for providing services pursuant to the Advisory Agreement and are based on the month end NAV for the respective share classes. The $3.3 million increase in management fees was due to the increase in our average NAV from September 30, 2024 to September 30, 2025 which was primarily driven by our capital raise activity and appreciation from our investments.

Performance Participation Allocation

The performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in aggregate NAV since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of additional Operating Partnership units, (y) any allocation or accrual to the performance participation interest and (z) applicable stockholder servicing fee expenses allocable to such Operating Partnership units. In April 2024, approximately 5.2 million Class F-I shares, which are subject to the performance participation allocation, were exchanged for approximately 5.2 million Class A-I shares, which are not subject to the performance participation allocation, driving the $0.1 million decrease in the performance participation allocation as compared to the nine months ended September 30, 2024.

Depreciation and Amortization

Depreciation and amortization expenses are impacted by the values assigned to buildings and in-place lease assets as part of the initial purchase price allocation. The $4.8 million increase in depreciation and amortization expenses was due to the acquisition of four additional properties subsequent to September 30, 2024.

Income from Investments in Real Estate Debt

Income from investments in real estate debt consists of interest income, fees revenue, realized gains and losses and unrealized gains and losses resulting from the changes in fair value. The $25.5 million increase in income from investments in real estate debt is due to originations, acquisitions and add-on fundings subsequent to September 30, 2024, resulting in higher interest income. As of September 30, 2025, we owned 58 positions in commercial mortgage loans, mezzanine loans and real estate-related securities, compared to 36 positions as of September 30, 2024, and the balance of our investments in real estate debt, at fair value increased from $728.8 million to $1,188.7 million during the same time period.

Other Income

Other income primarily consists of interest earned on our cash and cash equivalents balance. The $1.1 million decrease in other income was driven by lower average cash balances during the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024.

Interest Expense

Interest expense is primarily related to interest incurred on our mortgage loans and secured debt arrangements. The $6.7 million increase in interest expense was driven by an increase of $82.8 million of indebtedness related to our secured debt arrangements and an increase of $58.3 million of indebtedness related to our mortgage notes as of September 30, 2024.

Liquidity and Capital Resources

Liquidity is a measure of our ability to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering costs, operating fees and expenses and to make debt service payments on any outstanding indebtedness we may incur. We anticipate our offering and operating fees and expenses will include, among other things, the management fee we will pay to the Adviser, the performance participation allocation that the Operating Partnership will pay to the Special Limited Partner, stockholder servicing fees we will pay to the Dealer Manager, legal, audit and valuation expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution expenses and fees related to acquiring, financing, appraising and managing our properties. We do not have any office or personnel expenses as we do not have any employees.

The Adviser and its affiliates have advanced $8.0 million of organization and offering expenses and $7.3 million of general and administrative expenses on our behalf through December 22, 2023. We began reimbursing the Adviser and its affiliates for all such advanced expenses ratably over a 60-month period beginning on December 22, 2024.

As of September 30, 2025, our liquidity comprised of $51.1 million of unrestricted cash and cash equivalents and $628.6 million of undrawn capacity on our secured debt arrangements. We may generate incremental liquidity through our operating cash flows, which were $68.2 million for the nine months ended September 30, 2025. Additionally, we may create liquidity through either the sale of, or borrowing against, our investments in real estate-related securities, which were classified as trading securities and carried at their estimated fair value of $95.8 million as of September 30, 2025. As of September 30, 2025, we remain low leveraged with a current leverage ratio of 0.3x, calculated as dividing (i) the fair value of asset-specific and corporate level debt by (ii) NAV.

Over time, we generally intend to fund our cash needs for items other than asset acquisitions from operations. We expect our cash needs for acquisitions will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt. During the nine months ended September 30, 2025, we received $349.5 million of proceeds from the sale of shares of common stock, including proceeds from our private offerings, and repurchased $17.6 million of shares of our common stock under our share repurchase plan.

Potential sources of liquidity include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets, equity issuances by the Operating Partnership or the sale of beneficial interests in specific Delaware statutory trusts holding real properties, including properties placed by the Operating Partnership or affiliates of Apollo. As of September 30, 2025, we held approximately $1,022.0 million of unencumbered assets at fair value outside of trading securities mentioned in the preceding paragraph, consisting of investments in real estate, as well as commercial mortgage and mezzanine loans.

Funds From Operations and Adjusted Funds From Operations

We believe funds from operations ("FFO") is a meaningful non-GAAP supplemental measure of our operating results. Our condensed consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments has decreased evenly over time. However, we believe that the value of our real estate investments will fluctuate over time based on market conditions and, as such, depreciation under historical cost accounting may be less informative as a measure of our performance. FFO is an operating measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") that is broadly used in the REIT industry. FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding (i) depreciation and amortization, (ii) impairment of investments in real estate, (iii) net gains or losses from sales of real estate, and (iv) consolidated and unconsolidated joint ventures.

We also believe that adjusted FFO ("AFFO") is a meaningful supplemental non-GAAP disclosure of our operating results. AFFO further adjusts FFO in order for our operating results to reflect the specific characteristics of our business by adjusting for items we believe are not related to our core operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income and expense, (ii) unrealized gains or losses from changes in the fair value of real estate debt and other financial instruments, (iii) non-cash performance participation allocation, even if repurchased by us, (iv) amortization of restricted stock awards, (v) amortization of above- and below-market lease intangibles, and (vi) similar adjustments for unconsolidated joint ventures. AFFO is not defined by NAREIT and our calculation of AFFO may not be comparable to disclosures made by other REITs.

FFO and AFFO should not be considered to be more relevant or accurate than the GAAP methodology in calculating net income or in evaluating our operating performance. In addition, FFO and AFFO should not be considered as alternatives to net income as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO and AFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

The following table presents a reconciliation of net income to FFO and AFFO ($ in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income	$17,738	$13,239	$50,474	$34,495
Adjustments to arrive at FFO:
Depreciation and amortization	4,859	2,793	11,136	6,375
FFO	$22,597	$16,032	$61,610	$40,870
Adjustments to arrive at AFFO:
Straight-line rental income	(680)	(689)	(2,422)	(1,570)
Unrealized (gain)/loss on fair value of investments in real estate debt	326	3	38	(152)
Non-cash performance participation allocation	108	75	297	347
Amortization of restricted stock awards	25	25	75	75
Amortization of above- and below-market leases, net	(270)	(153)	(568)	(514)
AFFO	$22,106	$15,293	$59,030	$39,056

Net Asset Value

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our total NAV presented in the following tables includes the NAV of our Class S shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares and Class E shares and units held by parties other than us. The following table provides a breakdown of the major components of our total NAV as of September 30, 2025 ($ and shares/units in thousands):

Components of NAV	September 30, 2025
Investments in real estate	$561,440
Investments in real estate debt	1,188,749
Cash and cash equivalents	51,069
Restricted cash	2,628
Other assets	33,040
Mortgage notes at fair value, net of deferred financing costs	(92,939)
Secured debt arrangements, net	(270,980)
Other liabilities	(27,217)
Accrued performance participation allocation	(297)
Management fee payable	(1,096)
Net asset value	$1,444,397
Number of outstanding shares/units	67,334

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-III Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$226	$104	$26,456	$32,236	$439,394	$802,395	$18,765	$120,458	$4,363	$1,444,397
Number of outstanding shares/units	11	5	1,256	1,536	20,437	37,415	869	5,603	202	67,334
NAV per share/unit as of September 30, 2025	$21.1594	$21.2638	$21.0632	$20.9824	$21.4999	$21.4460	$21.5844	$21.4999	$21.5844	$21.4513

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates, directors and employees in one or more private placements.
(2)
Includes the Operating Partnership units held by parties other than us.

Consistent with the disclosure in our prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. The valuations of our real properties as of September 30, 2025, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.6%	6.4%
Multifamily	7.1%	5.3%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount rate	0.25% Decrease	+2.15%	+1.93%
(weighted average)	0.25% Increase	(2.09)%	(1.95)%
Exit Capitalization Rate	0.25% Decrease	+2.10%	+3.09%
(weighted average)	0.25% Increase	(1.94)%	(2.88)%

The following table reconciles stockholders' equity and the Operating Partnership partners' capital per our condensed consolidated balance sheet to our NAV ($ in thousands):

Reconciliation of Stockholders' Equity to NAV	September 30, 2025
Stockholders' equity under U.S. GAAP	$1,278,180
Non-controlling interests attributable to the Operating Partnership and preferred stockholders	112,856
Redeemable non-controlling interests	4,363
Total stockholders' equity, redeemable non-controlling interests and the Operating Partnership partners' capital under GAAP	$1,395,399
Adjustments:
Unrealized net real estate appreciation	20,817
Accumulated depreciation and amortization	15,213
Advanced organization and offering costs and advanced operating expenses	12,946
Accrued stockholder servicing fee	22
NAV	$1,444,397

The following details the adjustments to reconcile GAAP stockholders' equity to our NAV:

•
Our investments in real estate are presented at their depreciated cost basis in our GAAP consolidated financial statements. Additionally, our mortgage notes and secured debt arrangements are presented at their amortized cost basis in our GAAP consolidated financial statements. Since these assets and liabilities are recorded at their fair value to determine our NAV, any increases or decreases in fair market value of our investments in real estate, our mortgage notes or secured debt arrangements therefore represent a reconciling item above.
•
In accordance with GAAP, we depreciate our investments in real estate and amortize certain other assets and liabilities. Such depreciation and amortization are not recorded for the purposes of calculating NAV.
•
The Adviser and its affiliates advanced organization and offering costs and general and administrative expenses on our behalf (including legal, accounting, and other expenses attributable to our organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) through December 22, 2023. We began reimbursing the Adviser and its affiliates for all such advanced expenses paid through December 22, 2023 ratably over a 60 month period beginning December 22, 2024. Under GAAP, organization costs and general and administrative expenses are expensed as incurred and offering costs are charged to equity as such amounts are incurred. For NAV, such costs are recognized as a reduction of NAV as they are reimbursed to the Adviser.
•
Accrued stockholder servicing fees represent the accrual for the cost of the stockholder servicing fee for Class S shares and Class D shares. Under GAAP, we accrued the full cost of the stockholder servicing fees payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time we sold the Class S shares and Class D shares. For purposes of calculating NAV, we recognize the stockholder servicing fees as a reduction of NAV on a monthly basis when such fees are accrued.

Distributions

Beginning in April 2023, we have declared and intend to continue to declare monthly distributions for each class of our common stock, which are generally paid 20 days after month-end. Distributions are made on all classes of our common stock at the same time and each class of our common stock received the same aggregate gross distribution per share; however, the net distribution differs for each class because of different allocations of class-specific stockholder servicing fees, management fees and performance participation allocation. The table below details the net per share distribution for each of our share classes for the nine months ended September 30, 2025:

Record Date	Class S Shares	Class D Shares	Class I Shares	Class F-I Shares	Class A-I Shares and Operating Partnership Units	Class A-III Shares	Class E Shares and Operating Partnership Units
January 31, 2025	$0.0749	$0.0855	$0.0900	$0.0946	$0.0943	$0.0970	$0.1121
February 28, 2025	0.0762	0.0859	0.0900	0.0946	0.0943	0.0970	0.1121
March 31, 2025	0.0749	0.0855	0.0900	0.0946	0.0943	0.0970	0.1121
April 30, 2025	0.0753	0.0856	0.0900	0.0946	0.0943	0.0970	0.1121
May 31, 2025	0.0749	0.0855	0.0900	0.0946	0.0943	0.0970	0.1121
June 30, 2025	0.0753	0.0856	0.0900	0.0946	0.0943	0.0970	0.1122
July 31, 2025	0.0749	0.0855	0.0900	0.0946	0.0943	0.0970	0.1122
August 31, 2025	0.0749	0.0855	0.0900	0.0946	0.0943	0.0970	0.1123
September 30, 2025	0.0753	0.0856	0.0900	0.0946	0.0943	0.0970	0.1123
Total	$0.6766	$0.7702	$0.8100	$0.8514	$0.8487	$0.8730	$1.0095

The following tables summarize our distributions declared during the nine months ended September 30, 2025 and 2024 ($ in thousands):

	Nine Months Ended September 30, 2025		Nine Months Ended September 30, 2024
	Amount	Percentage	Amount	Percentage
Distributions
Payable in cash	$38,489	74%	$20,975	72%
Reinvested in shares	13,265	26%	8,268	28%
Total distributions(1)	$51,754	100%	$29,243	100%
Sources of distributions
Cash flows from operating activities(2)	$51,754	100%	$29,243	100%
Total sources of distributions	$51,754	100%	$29,243	100%

AFFO	$59,030		$39,056

___________

(1)
Includes distributions declared on Operating Partnership units.
(2)
During the nine months ended September 30, 2025, we received cash flows from operating activities in the amount of $68.2 million.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents ($ in thousands):

	Nine Months Ended September 30,
	2025	2024
Cash flows provided by operating activities	$68,173	$46,267
Cash flows used in investing activities	(577,564)	(507,510)
Cash flows provided by financing activities	480,683	508,319
Net decrease in cash and cash equivalents	$(28,708)	$47,076

Cash flows provided by operating activities increased by approximately $21.9 million during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 due to increased cash flows from income related to our investments in real estate and real estate debt.

Cash flows used in investing activities increased by approximately $70.1 million during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The increase is primarily due to a net increase of $154.0 million in acquisitions of real estate and a net increase of $96.6 million of fundings related to investments in real estate debt. This was offset by a $180.5 million increase in repayments from our investments in real estate debt.

Cash flows provided by financing activities decreased by approximately $27.6 million during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. The decrease is primarily driven by a $57.3 million net reduction in borrowing proceeds from our secured debt arrangements and increases of $18.2 million in cash distributions, $12.7 million in share repurchases, $1.9 million in payments for deferred financing costs and $1.2 million in payments for offering costs. This was offset by an increase of $58.3 million in borrowing proceeds from mortgage notes and a $5.5 million increase in proceeds from the issuance of our common stock.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our condensed consolidated financial statements, which have been prepared in accordance with GAAP. There have been no material changes to our Critical Accounting Policies described in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 21, 2025.

Recent Accounting Pronouncements

See Note 2 - Summary of Significant Accounting Policies to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a discussion concerning recent accounting pronouncements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our investments in real estate debt and secured debt arrangements are primarily floating-rate and indexed to the Secured Overnight Financing Rate ("SOFR"), thereby exposing us to interest rate risk resulting in increases or decreases to net income depending on interest rate movements. As of September 30, 2025, we held $1.2 billion of investments in real estate debt, including real estate debt securities, and had outstanding borrowings of $271.4 million on our secured debt arrangements. While we cannot predict factors that may or may not affect interest rates, a 50 bps increase or decrease in SOFR would have resulted in an increase or decrease to income from investments in real estate debt of $1.3 million and $4.8 million for the three and nine months ended September 30, 2025, respectively, and an increase or decrease to interest expense of $0.3 million and $0.9 million for the three and nine months ended September 30, 2025, respectively.

We may be exposed to interest rate changes primarily as a result of long-term debt we may use to fund capital expenditures, repurchase shares of our common stock and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets.

Credit Risk

We are subject to varying degrees of credit risk in connection with our target assets. We seek to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses, and by deploying a value-driven approach to underwriting and diligence, consistent with the Adviser's historical investment strategy, with a focus on current cash flows and potential risks to cash flow. The Adviser seeks to enhance its due diligence and underwriting efforts by accessing the Adviser's knowledge base and industry contacts. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Market Risk

Our investments in real estate debt are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans or loans, as the case may be, which could also cause us to suffer losses.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q was made under the supervision and with the participation of our management, including our CEO and CFO. Based upon this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as that term is defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

From time to time, we may be involved in various claims and legal action arising in the ordinary course of business. As of September 30, 2025, we were not involved in any material legal proceedings.

ITEM 1A. RISK FACTORS

There have been no material changes to the risk factors previously disclosed under Part I, Item 1A. "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 21, 2025.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Sales of Equity Securities

During the three months ended September 30, 2025, we sold equity securities that were not registered under the Securities Act. As described in Note 11 - Related Party Transactions to our condensed consolidated financial statements, the Adviser is entitled to an annual management fee payable monthly in cash, shares of common stock, or Operating Partnership units, in each case at the Adviser's election. For the three months ended September 30, 2025, the Adviser elected to receive its management fee in Class E shares and Class E units. In connection with the Adviser's election, we issued 129,750 Class E shares and 13,939 Class E units to the Adviser during the three months ended September 30, 2025 in satisfaction of the management fee.

During the three months ended September 30, 2025, we issued 164 Class E shares to certain of Apollo's affiliates and employees in lieu of cash for the dividends paid for a total value of approximately $4 thousand. These issuances were made in reliance upon the exemption from the registration set forth in Section 4(a)(2) of the Securities Act.

During the three months ended September 30, 2025, all unitholders of the Operating Partnership elected to reinvest their dividends. In connection with such dividend reinvestment, we issued 73,257 and 2,984 Class A-I units and Class E units, respectively, to the unitholders of the Operating Partnership in lieu of cash for the dividends paid during the three months ended September 30, 2025. These issuances were made in reliance upon the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Share Repurchase Plan

We have adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, subject to any limitations in the share repurchase plan. The aggregate NAV of total repurchases of Class S shares, Class D shares, Class I shares, Class F-I shares, Class A-I shares, Class A-III shares and Class E shares is limited to 2% of the aggregate NAV per month and 5% of the aggregate NAV per calendar quarter. Shares are repurchased at a price equal to the transaction price on the applicable repurchase date. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests and have established limitations on the amount of funds we may use for repurchases during any calendar month and quarter. Further, our board of directors may modify or suspend the share repurchase plan.

During the three months ended September 30, 2025, we repurchased 272,532 Class A-III shares, 88,359 Class A-I shares, 27,402 Class F-I shares and 14,392 Class I shares pursuant to our share repurchase plan for $8.6 million. We did not repurchase any Class S shares, Class D shares or Class E shares. The "Liquidity and Capital Resources" section within Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" details our sources of capital used to pay such repurchases.

Month of	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Repurchases as Percentage of NAV(1)	Maximum Number of Shares Pending Repurchase Pursuant to Publicly Announced Plans or Programs
July 2025	61,003	21.25	61,003	0.10%	—
August 2025	201,965	21.38	201,965	0.35%	—
September 2025	139,718	21.43	139,718	0.23%	—
Total	402,685	21.38	402,685	0.69%	—

____________

(1) Represents aggregate NAV of the shares repurchased under our share repurchase plan over aggregate NAV of all shares outstanding, in each case, based on the NAV as of the last calendar day of the prior month.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

Not applicable.

ITEM 6. EXHIBITS

Exhibit Number	Description
3.1	Third Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 23, 2022)
3.2	Articles Supplementary (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on July 2, 2025)
3.3

Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11 as filed by the Registrant with the Securities and Exchange Commission on June 7, 2022)

4.1	Second Amended and Restated Share Repurchase Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on July 2, 2025)
4.2	Second Amended and Restated Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on July 2, 2025)
4.3

Form of Subscription Agreement (incorporated by reference to Exhibit 4.3 to the Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-11 as filed by the Registrant with the Securities and Exchange Commission on June 16, 2025)

10.1	Fourth Amended and Restated Advisory Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 2, 2025)
10.2	Third Amended and Restated Limited Partnership Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on July 2, 2025)
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104*	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Filed herewith

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Apollo Realty Income Solutions, Inc.

November 6, 2025	By:	/s/ Jess Lipsey
Jess Lipsey
President, Chief Executive Officer and Director
(Principal Executive Officer)

November 6, 2025	By:	/s/ Anastasia Mironova
Anastasia Mironova
Chief Financial Officer, Treasurer and Secretary
(Principal Financial Officer and Principal Accounting Officer)